As filed with the Securities and Exchange Commission
                             on September 24, 1997.

                        Securities Act File No. 333-34387


--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /_x_ /

             Pre-Effective Amendment No.  1  /__x__/

             Post-Effective Amendment No.   /_____/

                SCUDDER INTERNATIONAL FUND, INC.
       (Exact Name of Registrant as Specified in Charter)

                  345 Park Avenue, New York, NY  10154
       (Address of Principal Executive Offices) (Zip Code)

                         (617) 295-2567
          (Registrant's Area Code and Telephone Number)

                         with copies to:

          Paula M. Gaccione, Esq.            Sheldon A. Jones, Esq.
          Scudder, Stevens & Clark, Inc.     Dechert Price &
          Rhoads                             Ten Post Office Square - South
          345 Park Avenue                    Boston, MA  02109-4603
          New York, NY  10154

          Approximate Date of Proposed Public Offering:
                  As soon as practicable after
         this Registration Statement becomes effective.

_________________________________________________________________


    It is proposed that this filing will become effective on
             September 26, 1997 pursuant to Rule 488
                under the Securities Act of 1933.

_________________________________________________________________

No filing fee is required because the Registrant has previously registered an indefinite number of its shares under the Securities Act of 1933, as amended, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The notice required by such Rule for the Registrant's fiscal year ended March 31, 1997 was filed on May 29, 1997.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET
            Pursuant to Rule 481(a) Under the Securities Act of 1933



Item of Form N-14                                 Location in the Prospectus
-----------------                                 --------------------------
PART A

1.Beginning of Registration                         Cross Reference Sheet;
Statement and Outside Front                         Notice of Special Meeting of
Cover Page of Prospectus                            Stockholders

2.Beginning and Outside Back Cover                  Table of Contents
Page of Prospectus

3.Fee Table, Synopsis Information,                  Synopsis - Fees and
and Risk Factors                                    Expenses; Special
                                                    Considerations and Risk
                                                    Factors

4.Information About the Transactions                Synopsis - The Proposed
                                                    Reorganization

5.Information About the Registrant                  Synopsis; Special
                                                    Considerations and Risk
                                                    Factors; Additional
                                                    Information

6.Information About the Company                     Synopsis; Special
Being Acquired                                      Considerations and Risk
                                                    Factors; Additional
                                                    Information

7.Voting Information                                Notice of Special Meeting of
Stockholders; Introduction

8.Interest of Certain Persons and                   Special Considerations and
Experts                                             Risk Factors

9.Additional Information Required                   (Not Applicable)
for Reoffering by Persons Deemed
to be Underwriters

PART B                                              Statement of Additional
                                                    Information Caption
                                                    -------------------

10. Cover Page                                      Outside Cover Page

11. Table of Contents                               Table of Contents

12. Additional Information about the                Incorporation of Documents
Registrant                                          by Reference in Statement of
                                                    Additional Information

13. Additional Information about the                Not Applicable
Company Being Acquired

14. Financial Statements                            Exhibits to Statement of
                                                    Additional Information

PART C

15 - 17 Information required to be included in Part C is set forth under the appropriate
                                                    Item, so numbered, in Part C
                                                    of this Registration
                                                    Statement.

                                     PART A

             INFORMATION REQUIRED IN THE PROXY STATEMENT/PROSPECTUS

                        SCUDDER INSTITUTIONAL FUND, INC.

                                 IMPORTANT NEWS
                                                             SEPTEMBER [ ], 1997
          FOR SCUDDER FUND STOCKHOLDERS

               While we encourage you to read the  full
          text      of      the     enclosed      proxy
          statement/prospectus, here's a brief overview of some matters affecting your Fund which require a stockholder vote.

                  Q & A:  QUESTIONS AND ANSWERS

     Q.   WHAT IS HAPPENING?

     A.   You  are  being asked to vote on an Agreement
          and  Plan  of Reorganization whereby  all  or
          substantially all of the assets of your  Fund
          would    be   transferred   in   a   tax-free
          reorganization to Scudder International Fund,
          a series of Scudder International Fund, Inc.,
          in  exchange  for  shares  of  stock  of  the
          Barrett International Shares class of Scudder
          International Fund. If the Agreement and Plan
          of    Reorganization    is    approved    and
          consummated,  you  would  no  longer   be   a
          stockholder of the Fund, but would  become  a
          stockholder   of  the  Barrett  International
          Shares  class of Scudder International  Fund,
          which  has  substantially similar  investment
          objectives  and policies to your  Fund.   The
          following    pages   give   you    additional
          information on the proposed reorganization and several other matters you are being asked to vote on. The Board members of your Fund, including those who are not affiliated with the Fund or Scudder, recommend that you vote
          FOR the proposed reorganization.

     Q.   WHAT ELSE AM I BEING ASKED TO VOTE ON?

     A.   Scudder,  Stevens & Clark, Inc.  ("Scudder"),
          your Fund's investment manager, has agreed to
          form   an   alliance  with  Zurich  Insurance
          Company  ("Zurich").   Zurich  is  a  leading
          international    insurance   and    financial
          services  organization.  As a result  of  the
          proposed alliance, there will be a change  in
          ownership  of Scudder.  In order for  Scudder
          to continue to serve as investment manager of
          your  Fund,  it is necessary for  the  Fund's
          stockholders  to  approve  a  new  investment
          management  agreement.  A vote is also  being
          sought for the election of Directors to serve
          on  the Board of Directors of the Corporation
          listed above and for the ratification of  the
          selection  of  the Fund's accountants.   With
          the  exception  of  the ratification  of  the
          selection of the Fund's accountants, you  are
          being  asked  to  vote  on  these  additional
          matters   in  the  event  that  the  proposed
          reorganization is not approved. The Board members of your Fund, including those who are not affiliated with the Fund or Scudder, recommend that you vote FOR these proposals.

     Q.   WHY  AM I BEING ASKED TO VOTE ON THE PROPOSED
          NEW INVESTMENT MANAGEMENT AGREEMENT?

     A.   The  Investment  Company Act of  1940,  which
          regulates  investment companies such  as  the
          Fund,  requires a vote whenever  there  is  a
          change  in  control  of a  fund's  investment
          manager. Zurich's alliance with Scudder  will
          result  in  such  a  change  of  control  and
          requires  stockholder  approval  of   a   new
          investment  management  agreement  with  your
          Fund.

     Q.   HOW  WILL THE SCUDDER-ZURICH ALLIANCE  AFFECT
          ME AS A FUND STOCKHOLDER?

     A.   Your  Fund  and your Fund's investments  will
          not  change as a result of the Scudder-Zurich
          alliance  (except to the extent the  proposed
          reorganization noted above is approved).  The
          terms   of   the  new  investment  management
          agreement  are  the  same  in  all   material
          respects as the current investment management
          agreement.   Similarly,  the  other   service
          arrangements  between your Fund  and  Scudder
          will not be affected.  You should continue to
          receive  the same level of services that  you
          have  come  to expect from Scudder  over  the
          years.   If  stockholders do not approve  the
          new   investment  management  agreement,  the
          current investment management agreement will terminate upon the closing of the Scudder-
          Zurich transaction and the Board of Directors will take such action as it deems to be in the best interests of your Fund and its stockholders.

     Q.   WHY  HAS  SCUDDER DECIDED TO ENTER INTO  THIS
          ALLIANCE?

     A.   Scudder   believes  that  the  Scudder-Zurich
          alliance  will enable Scudder to enhance  its
          capabilities  as  a  global  asset   manager.
          Scudder  further believes that  the  alliance
          will  enable  it  to enhance its  ability  to
          deliver   the  level  of  services  currently
          provided to you and your Fund and to fulfill its obligations under the new investment management agreement consistent with current practices.

     Q.   WILL THE INVESTMENT MANAGEMENT FEES BE THE
          SAME?

     A.   The investment management fees will not
          change as a result of the Scudder-Zurich transaction. If the proposed reorganization is approved, the investment management fees will change as described more fully in this proxy statement/prospectus.

     Q.   WILL I CONTINUE TO BE ABLE TO PURCHASE SHARES
          WITHOUT ANY SALES LOAD?

     A. Yes, you will be able to continue to purchase shares of your Fund without any sales load.
          If the proposed reorganization is
          consummated, however, you will become a
          stockholder of Scudder International Fund and will be able to purchase shares of that Fund without any sales load.

     Q.   HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND
          THAT I VOTE?

     A.   After   careful  consideration,   the   Board
          members of your Fund, including those who are not affiliated with the Fund or Scudder, recommend that you vote in favor of all the proposals on the enclosed proxy card.

     Q.   WHOM DO I CALL FOR MORE INFORMATION?

     A.   Please call Shareholder Communications
          Corporation, your Fund's information agent, at 1-800-733-8481 ext. 488.

     Q.   WILL THE FUND PAY FOR THE PROXY SOLICITATION
          AND LEGAL COSTS ASSOCIATED WITH THESE
          TRANSACTIONS?

     A.   No, Scudder will bear these costs.

                      ABOUT THE PROXY CARD

               If you have more than one account in the
          Fund  in  your name at the same address,  you
          will  receive separate proxy cards  for  each
          account but only one proxy statement for  the
          Fund.   Please vote all issues on each  proxy
          card that you receive.

               THANK YOU FOR MAILING YOUR PROXY CARD(S) PROMPTLY.

                        SCUDDER INSTITUTIONAL FUND, INC.

                                                  345 Park Avenue
                                         New York, New York 10154

                                             September [  ], 1997
     Dear Stockholder:

          A Special Meeting of Stockholders (the "Special Meeting") of Scudder Institutional Fund, Inc. ("Institutional Fund Inc."), the sole active series of which is the Institutional International Equity Portfolio ("International Equity Portfolio"), will be held at 8:30 a.m., Eastern time, on Thursday, October 23, 1997, at the offices of Scudder, Stevens & Clark, Inc. ("Scudder"), 25th Floor, 345 Park Avenue (at 51st Street), New York, New York 10154. Stockholders who are unable to attend this meeting are strongly encouraged to vote by proxy, which is customary in corporate meetings of this kind. A Proxy Statement/Prospectus regarding the Special Meeting, a proxy card(s) for your vote at the meeting and an envelope - postage prepaid - in which to return your proxy card are enclosed.

          As you read in the Questions and Answers (Q&A) on the outside cover, you are being asked to vote on an Agreement and Plan of Reorganization whereby all or substantially all of the assets of the International Equity Portfolio would be transferred in a tax-free reorganization to Scudder International Fund, a series of Scudder International Fund, Inc., in exchange for shares of stock of the Barrett International Shares class of Scudder International Fund. If the Agreement and Plan of Reorganization is approved and consummated, you would no longer be a stockholder of the International Equity Portfolio, but would become a stockholder of the Barrett International Shares class of Scudder International Fund, which has substantially similar investment objectives and policies as the International Equity Portfolio.

          In addition, Scudder has agreed to form an alliance with Zurich Insurance Company ("Zurich"). Zurich is a leading international insurance and financial services organization. (More information about Zurich can be found inside the Proxy Statement/Prospectus.) Because of the Scudder-Zurich alliance, it is necessary for the International Equity Portfolio's stockholders to approve a new investment management agreement. You are being asked to approve the new investment management agreement in the event that the proposed reorganization is not approved.

          You are also being asked to vote for the election of Directors to serve on the Board of Directors of Institutional Fund Inc. and for the ratification of the selection of the International Equity Portfolio's accountants. You are being asked to vote for the election of Directors in the event that the proposed reorganization is not approved.

          The Board members of your Fund believe that each of the proposals set forth in the Notice of Meeting for your Fund is important and recommend that you read the enclosed materials carefully and then vote FOR all proposals.

          Since all of the funds for which Scudder acts as investment manager are required to conduct shareholder meetings, if you own shares of more than one fund, you will receive more than one proxy card. Please sign and return each proxy card you receive.

          Your vote is important. Please take a moment now to sign and return your proxy card(s) in the enclosed postage-paid return envelope. If we do not receive your signed proxy card(s) after a reasonable amount of time you may receive a telephone call from our proxy solicitor, Shareholder Communications Corporation, reminding you to vote your shares.

     Respectfully,

     Daniel Pierce
     President and Chairman of the Board of Directors

     STOCKHOLDERS ARE URGED TO SIGN THE PROXY CARD(S) AND  RETURN
     IT  IN  THE POSTAGE-PAID ENVELOPE TO ENSURE A QUORUM AT  THE
     MEETING.  YOUR VOTE IS IMPORTANT REGARDLESS OF THE  SIZE  OF
     YOUR STOCKHOLDINGS.

                SCUDDER INSTITUTIONAL FUND, INC.
            Notice of Special Meeting of Stockholders

          Please take notice that a Special Meeting of Stockholders (the "Special Meeting") of Scudder Institutional Fund, Inc. ("Institutional Fund Inc."), the sole active series of which is the Institutional International Equity Portfolio ("International Equity Portfolio"), will be held at the offices of Scudder, Stevens & Clark, Inc., 25th Floor, 345 Park Avenue (at 51st Street), New York, New York 10154, on Thursday, October 23, 1997, at 8:30 a.m., Eastern time, for the following purposes:

     (1)  To approve or disapprove an Agreement and Plan of Reorganization;

     (2) To approve or disapprove a new investment management agreement between International Equity Portfolio and its investment manager;

     (3)  To elect Directors of Institutional Fund Inc.;

     (4) To ratify or reject the selection of Price Waterhouse LLP as the independent accountants for the International Equity Portfolio's current fiscal year.

          The appointed proxies will vote on any other business as may properly come before the Special
     Meeting or any adjournments thereof.

          Holders of record of shares of common stock of the International Equity Portfolio at the close of business on August 15, 1997 are entitled to vote at the Special
     Meeting and at any adjournments thereof.

          In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting in accordance with applicable law to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the International Equity Portfolio's shares present in person or by proxy at the Special Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor and will vote against any such adjournment those proxies to be voted against that proposal.

     By Order of the Board of Directors,
     Thomas F. McDonough, Secretary
     September [ ], 1997

     IMPORTANT -- We urge you to sign and date the enclosed proxy card(s) and return it in the enclosed addressed envelope which requires no postage and is intended for your convenience. Your prompt return of the enclosed proxy card(s) may save the necessity and expense of further solicitations to ensure a quorum at the Special Meeting. If you can attend the Special Meeting and wish to vote your shares in person at that time, you will be able to do so.

                        TABLE OF CONTENTS

PROPOSAL 1: APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION ..............   15
SYNOPSIS ..................................................................   15
SPECIAL CONSIDERATIONS AND RISK FACTORS ...................................   19
ADDITIONAL INFORMATION ....................................................   29
PROPOSAL 2: APPROVAL OF NEW INVESTMENT MANAGEMENT AGREEMENT ...............   29
PROPOSAL 3: ELECTION OF DIRECTORS FOR THE CORPORATION .....................   37
PROPOSAL 4: RATIFICATION OR REJECTION OF THE SELECTION OF INDEPENDENT
ACCOUNTANTS ...............................................................   41
ADDITIONAL INFORMATION ....................................................   42

                           PROXY STATEMENT/PROSPECTUS
                               SEPTEMBER [ ], 1997



               SCUDDER INTERNATIONAL FUND ("INTERNATIONAL FUND"),
       A series of SCUDDER INTERNATIONAL FUND, INC. ("INTERNATIONAL FUND
                                     INC.")
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (800) 225-2470
                            to acquire the assets of

          INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO ("INTERNATIONAL
                               EQUITY PORTFOLIO"),
       A series of SCUDDER INSTITUTIONAL FUND, INC. ("INSTITUTIONAL FUND
                                     INC.")


                                  INTRODUCTION

     This Proxy Statement/Prospectus is being furnished to stockholders of the International Equity Portfolio in connection with a proposed reorganization in which all or substantially all of the assets of the International Equity Portfolio would be acquired by the International Fund, in exchange solely for voting shares of common stock of the Barrett International Shares class of the International Fund (known as the "Barrett Shares") and the assumption by the
International Fund of all of the identified and stated liabilities of the International Equity Portfolio (the "Reorganization"). Barrett Shares of the International Fund thereby received would then be distributed to the stockholders of the International Equity Portfolio in liquidation of the International Equity Portfolio, and Institutional Fund Inc. would then be deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and terminated under applicable state law. As a result of the Reorganization, each stockholder of the International Equity Portfolio would receive that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's stock of the International Equity Portfolio held as of the close of business on the business day preceding the closing of the Reorganization. Stockholders of the International Equity Portfolio are being asked to vote on an Agreement and Plan of Reorganization pursuant to which such transactions, as described more fully below, would be consummated. (In the descriptions of the various proposals below, the word "fund" is sometimes used to mean investment companies or series thereof in general, and not the Fund whose proxy statement/prospectus this is.)


     This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the International Fund that a prospective investor should know before investing. For a more detailed discussion of the investment objectives, policies, restrictions and risks of the International Fund, see the prospectus for the International Fund dated August 1, 1997, which is included herewith and incorporated herein by reference. For a more detailed discussion of the investment objectives, policies, restrictions and risks of the International Equity Portfolio, see the prospectus for the International Equity Portfolio dated May 1, 1997, which is incorporated herein by reference and a copy of which may be obtained without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, MA 02110-4103 or by calling toll-free (800) 225-2470. A Statement of Additional Information dated September [ ], 1997 containing additional information about the Reorganization and the parties thereto has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Proxy Statement/Prospectus. A copy of the Statement of Additional Information is available upon request and without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, MA 02110-4103, or by calling
(800) 225-2470. Financial statements for the International Fund will be provided upon request of the Statement of Additional Information to this Proxy Statement/Prospectus. Stockholder inquiries regarding the International Equity Portfolio or regarding the International Fund may be made by calling (800) 225-2470. The information contained herein concerning the International Equity Portfolio has been provided by, and is included herein in reliance upon, the International Equity Portfolio. The information contained herein concerning the International Fund has been provided by, and is included herein in reliance upon, the International Fund. The Barrett Shares will be a newly established class of shares of the International Fund and will be identical in all material respects to the International Fund shares currently offered and sold, as described in the Prospectus and Statement of Additional Information for the International Fund dated August 1, 1997, except as otherwise described herein.


     The International Fund is a series of shares of common stock of International Fund Inc., an open-end management investment company organized as a Maryland corporation. The International Equity Portfolio is a series of shares of common stock of Institutional Fund Inc., an open-end management investment company organized as a Maryland corporation. The principal investment objective of each of the International Fund and the International Equity Portfolio is to seek long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     In addition, this Proxy Statement/Prospectus is being furnished to stockholders of the International Equity Portfolio in connection with a
transaction  in  which  Scudder,   Stevens  &  Clark,  Inc.  ("Scudder"  or  the
"Investment Manager") has agreed to form an alliance with Zurich Insurance Company ("Zurich"). Zurich is a leading international insurance and financial services organization. As a result of the proposed alliance, there will be a change in ownership in the International Equity Portfolio's investment manager, Scudder. In order for Scudder to continue to serve as investment manager of the International Equity Portfolio, it is necessary for the International Equity Portfolio's stockholders to approve a new investment management agreement. A vote is also being sought for the election of Directors to serve on the Board of Directors of Institutional Fund Inc. and for the ratification of the selection of the International Equity Portfolio's accountants. With the exception of the ratification of the selection of the International Equity Portfolio's accountants, stockholders are being asked to vote on these additional matters in case the Reorganization is not approved.

     This Proxy Statement/Prospectus, the Notice of Special Meeting to Stockholders and the proxy card(s) are first being mailed to stockholders on or about September [ ], 1997 or as soon as practicable thereafter. Any stockholder giving a proxy has the power to revoke it by mail (addressed to the Secretary at the principal executive office of the International Equity Portfolio, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154), or in person at the Special Meeting, by executing a superseding proxy or by submitting a notice of revocation to the International Equity Portfolio. All properly executed proxies received in time for the Special Meeting will be voted as specified in the proxy or, if no specification is made, in favor of each proposal referred to in the Proxy Statement.

     The presence at any stockholders' meeting, in person or by proxy, of the holders of one-third of the shares entitled to be cast of the International Equity Portfolio shall be necessary and sufficient to constitute a quorum for the transaction of business. In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting in accordance with applicable law to permit further solicitation of proxies with respect to any proposal which did not receive the vote necessary for its passage or to obtain a quorum with respect to those proposals for which there is represented a sufficient number of votes in favor. Actions taken at the Special Meeting will be effective irrespective of any adjournments with respect to any other proposals. Any such adjournment will require the affirmative vote of the holders of a majority of the International Equity Portfolio's shares present in person or by proxy at the Special Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor and will vote against any such adjournment those proxies to be voted against that proposal. For purposes of determining the presence of a quorum for transacting business at the Special Meeting, abstentions and broker "non-votes" will be treated as shares that are present but which have not been voted. Broker non-votes are proxies received by the International Equity Portfolio from brokers or nominees when the broker or nominee has neither received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote on a particular matter. Accordingly, stockholders are urged to forward their voting instructions promptly.

     Abstentions and broker non-votes will have the effect of a "no" vote for Proposals 1 and 2, which require the approval of a specified percentage of the outstanding shares of the International Equity Portfolio. Abstentions and broker non-votes will not be counted in favor of, but will have no other effect on the vote for Proposals 3 and 4, which require the approval of a plurality and a majority, respectively, of shares of the International Equity Portfolio voting at the Special Meeting.


     Proposal 1 requires the affirmative vote of the holders of a majority of the International Equity Portfolio's shares outstanding and entitled to vote thereon.


     Proposal 2 requires the affirmative vote of a "majority of the outstanding voting securities" of the International Equity Portfolio. The term "majority of the outstanding voting securities" as defined in the 1940 Act and as used in this Proxy Statement/Prospectus means: the affirmative vote of the lesser of (1) 67% of the voting securities of the International Equity Portfolio present at the meeting if more than 50% of the outstanding shares of the International Equity Portfolio are present in person or by proxy or (2) more than 50% of the outstanding shares of the International Equity Portfolio.

     The following table summarizes those voting requirements:

                                              Vote Required for Approval
                                              --------------------------

Proposal 1 (Approval                          Approved by a
of Agreement and                              majority of the
Plan of                                       Fund's shares
Reorganization)                               outstanding and
                                              entitled to vote
                                              thereon

Proposal 2                                    Approved by a
(Approval of New                              "majority of the
Investment                                    outstanding voting
Management                                    securities" of the
Agreement)                                    Fund

Proposal 3                                    Each nominee must be
(Election of                                  elected by a
Directors)                                    plurality of the
                                              shares voting at the
                                              Special Meeting

Proposal 4                                    Approved by a
(Ratification of                              majority of the
Selection of                                  shares voting at the
Accountants)                                  Special Meeting



     Holders of record of the shares of common stock of the International Equity Portfolio at the close of business on August 15, 1997 (the "Record Date"), as to any matter on which they are entitled to vote, will be entitled to one vote per share on all business of the Special Meeting. There were 1,453,101 shares of the International Equity Portfolio outstanding as of August 15, 1997.

     The International Fund provides periodic reports to all of its stockholders which highlight relevant information including investment results and a review of portfolio changes. You may receive a copy of the most recent annual report for the International Fund and a copy of any more recent semi-annual report, without charge, by calling 800-225-2470 or writing the

International Fund, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154.

     The International Equity Portfolio provides periodic reports to all of its stockholders which highlight relevant information including investment results and a review of portfolio changes. You may receive a copy of the most recent annual report for the International Equity Portfolio and a copy of any more recent semi- annual report, without charge, by calling 800-854-8525 or writing the International Equity Portfolio, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154.

                    PROPOSAL 1:  APPROVAL OF
              AGREEMENT AND PLAN OF REORGANIZATION

     The Board of Directors of Institutional Fund Inc., including all of the Directors who are not "interested persons" of Institutional Fund Inc. (as defined in the 1940 Act) (the "Non- interested Directors"), approved on August 6, 1997 an Agreement and Plan of Reorganization dated as of September 18, 1997 (the "Reorganization Agreement"). Subject to its approval by the stockholders of the International Equity Portfolio, the Reorganization Agreement provides for
(a) the transfer of all or substantially all of the assets and all of the identified and stated liabilities of the International Equity Portfolio to International Fund, a series of shares of common stock of International Fund Inc., in exchange solely for Barrett Shares of the International Fund; (b) the distribution of such Barrett Shares to the stockholders of the International Equity Portfolio in complete liquidation of the International Equity Portfolio; and (c) the deregistration of Institutional Fund Inc. as an investment company under the 1940 Act and its termination under state law (the "Reorganization").

     As a result of the Reorganization, each stockholder of the International Equity Portfolio will become a stockholder of the International Fund and will hold, immediately after the closing of the Reorganization (the "Closing"), that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's shares held in the International Equity Portfolio as of the close of business on the business day preceding the Closing. The investment objective, policies and restrictions of the Barrett Shares class of International Fund will be substantially similar to those of the International Equity Portfolio at the time of the Closing.

     A  copy  of  the  Reorganization   Agreement  is  attached  to  this  Proxy
Statement/Prospectus as Exhibit C, and the description of the Reorganization Agreement which follows is qualified in its entirety by reference to Exhibit C.

                            SYNOPSIS

     The following is a summary of certain information contained in this Proxy Statement/Prospectus. This summary is qualified by reference to the more complete information contained elsewhere in this Proxy Statement/Prospectus, the Prospectus of the International Fund, the Prospectus of the International Equity Portfolio and the Reorganization Agreement, which is attached to this Proxy Statement/Prospectus as Exhibit C. Stockholders should read this entire Proxy Statement/Prospectus carefully.

     The Proposed Reorganization. The Board of Directors of Institutional Fund Inc., including a majority of the Non- interested Directors, has approved the Reorganization Agreement pursuant to which all or substantially all of the assets of the International Equity Portfolio would be acquired by the International Fund, in exchange solely for Barrett Shares of the International Fund and the assumption by the International Fund of all of the identified and stated liabilities of the International Equity Portfolio. Barrett Shares of the International Fund thereby received would then be distributed to the stockholders of the International Equity Portfolio in liquidation of the International Equity Portfolio, and Institutional Fund Inc. would then be deregistered as an investment company under the 1940 Act and terminated under applicable state law. As a result of the Reorganization, each stockholder of the International Equity Portfolio would become a stockholder of the International Fund and would hold, immediately after the Closing, that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's shares held in the International Equity Portfolio as of the close of business on the business day preceding the Closing.

     The exchange of all or substantially all of the International Equity Portfolio's assets for Barrett Shares of International Fund and the assumption of all of the identified and stated liabilities of the International Equity Portfolio by the International Fund are expected to occur on December 15, 1997, or on such later date as the parties may agree in writing (the "Closing Date").

     For the reasons set forth below under "The Proposed Transaction - Reasons for the Proposed Transaction," the Board of Directors of Institutional Fund Inc., including the Non- interested Directors, has concluded that the Reorganization is in the best interests of the International Equity Portfolio and its stockholders and that the interests of stockholders of the International Equity Portfolio will not be diluted as a result of the transactions contemplated by the Reorganization Agreement. Accordingly, the Board of Directors recommends approval of the Reorganization Agreement. If the Reorganization Agreement is not approved, the International Equity Portfolio will continue in existence, unless the Board of Directors advocates other action, which may include the termination and liquidation of the International Equity Portfolio.

     Approval of the Reorganization Agreement with respect to the International Equity Portfolio requires the affirmative vote of the holders of a majority of the shares of stock of the International Equity Portfolio outstanding and entitled to vote thereon.

     Form of Organization. The International Fund is a diversified series of International Fund Inc., an open-end management investment company registered under the 1940 Act. International Fund Inc. is a Maryland corporation whose predecessor was organized in 1953. International Fund Inc. offers five (5) other existing portfolios, none of which is involved in the Reorganization: Scudder
Emerging Markets Growth Fund, Scudder Greater Europe Growth Fund, Scudder International Growth and Income Fund, Scudder Latin America Fund and Scudder Pacific Opportunities Fund. The International Equity Portfolio is a diversified series of Institutional Fund Inc., an open-end management investment company registered under the 1940 Act. Institutional Fund Inc. was formed as a corporation on January 2, 1986 under the laws of the State of Maryland.

     Investment Objectives and Policies. Each of the International Fund and the International Equity Portfolio (each also referred to herein as a "Fund" and collectively the "Funds") seeks long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities. These securities are selected primarily to permit each Fund to participate in non-United States companies and economies with prospects for growth. Each Fund invests in companies, wherever organized, which do business primarily outside the United States. Each Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than five different countries in the case of the International Equity Portfolio, and not less than three different countries in the case of the International Fund.

     The International Fund generally invests in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Fund's investment objective of long-term capital growth, the International Fund may invest up to 20% of its total assets in debt securities. The International Fund may purchase "investment- grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's Investor Services, Inc. ("Moody's") or AAA, AA, A or BBB by Standard & Poor's Corporation ("S&P") or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Fund may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     The International Equity Portfolio generally invests at least 90% of its total assets in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Equity Portfolio's investment objective of long-term capital growth, the International Equity Portfolio may invest up to 10% of its total assets in debt securities. The International Equity Portfolio may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Equity Portfolio may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     When the Investment Manager determines that exceptional conditions exist abroad, each Fund may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S. See "Special Considerations and Risk Factors" and "Comparison of Policies and Restrictions" below.

     Fees and Expenses. The International Fund retains as its investment manager the investment management firm of Scudder, Stevens & Clark, Inc., a Delaware corporation located at 345 Park Avenue, New York, New York 10154, to manage its daily investment and business affairs subject to the policies established by the Directors of International Fund Inc. The management fee payable under the current Investment Management Agreement for International Fund is equal to an annual rate of 0.90% on the first $500 million of average daily net assets, 0.85% of such assets in excess of $500 million, 0.80% of such assets in excess of $1 billion, 0.75% of such assets in excess of $2 billion and 0.70% of such assets in excess of $3 billion. The International Fund's fee is graduated so that increases in the Fund's net assets may result in a lower fee rate and decreases in the Fund's net assets may result in a higher fee rate. The fee is payable monthly, provided the Fund will make such interim payments as may be requested by the Investment Manager not to exceed 75% of the amount of the fee then accrued on the books of the Fund and unpaid. The fee is higher than that charged to many funds which invest primarily in U.S. securities, but not necessarily higher than the fees charged to funds with investment objectives similar to that of the International Fund. As of March 31, 1997, the International Fund had total net assets of $2,583,030,686. The total fees incurred by the International Fund to the Investment Manager for the fiscal year ended March 31, 1997 were $20,989,160, which includes fees paid under the International Fund's investment management agreement which was in effect prior to September 5, 1996.

     For the fiscal year ended March 31, 1997, the International Fund's total expense ratio (total annual operating expenses as a percentage of average net assets) was 1.15%. The Investment Manager projects that after the proposed Reorganization is effected, the expense ratio of the Barrett Shares class of the International Fund will be approximately 1.10%. The actual expense ratio for the Barrett Shares class of International Fund for the fiscal years ending March 31, 1998 and March 31, 1999 may be higher or lower than 1.10% depending upon the International Fund's performance, general stock market and economic conditions, sales and redemptions of International Fund shares (including redemptions by former International Equity Portfolio stockholders), and other factors.

     The International Equity Portfolio also retains the Investment Manager to manage its daily investment and business affairs subject to the policies established by the Directors of Institutional Fund Inc. The management fee payable under the current Investment Management Agreement for International Equity Portfolio is equal to an annual rate of .90% of the Fund's average daily net assets. The fee is payable monthly, provided the Fund will make such interim payments as may be requested by the Investment Manager not to exceed 75% of the amount of the fee then accrued on the books of the Fund and unpaid. The fee is higher than that charged to many funds which invest primarily in U.S. securities, but not necessarily higher than the fees charged to funds with investment objectives similar to that of the International Equity Portfolio. As of March 31, 1997, the International Equity Portfolio had total net assets of $18,323,531. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the Investment Manager did not impose any of its fee amounting to $104,861.

     For the fiscal year ended December 31, 1996, the International Equity Portfolio's total expense ratio (total annual operating expenses as a percentage of average net assets) was 0.95%, including waivers and reimbursements. The International Equity Portfolio's estimated total expense ratio for the fiscal year ended December 31, 1997 includes an investment management fee of 0.00%, Rule 12b-1 fees of 0.00% and other expenses of 1.04%, including waivers and reimbursements.

     Until July 31, 1997, the Investment Manager had agreed to waive its investment management fee and reimburse other expenses to the extent necessary so that the total annualized expenses of the International Equity Portfolio did not exceed 0.95% of average daily net assets. Effective August 1, 1997 through December 31, 1997, the Investment Manager has agreed to waive its management fee and reimburse other expenses to the extent necessary so that the total annualized expenses of the International Equity Portfolio do not exceed 1.15% of average daily net assets. If the Investment Manager had not agreed to waive its fee and reimburse other expenses, it is estimated that the annualized expenses of the International Equity Portfolio would be: investment management fee 0.90%, other expenses 1.36% and total operating expenses 2.26% for the fiscal year ended December 31, 1997. Estimated expenses for the fiscal year ended December 31, 1997 include the effect of a new transfer agency fee which took effect July 1, 1997. The Investment Manager is not obligated to continue its fee waivers and expense reimbursements after December 31, 1997. As demonstrated by the table below, stockholders of the International Equity Portfolio may experience an increase in expenses with respect to the Barrett Class of shares of International Fund received pursuant to the Reorganization.


     The current expenses of each Fund and pro forma expenses following the proposed restructuring are outlined below:

     Annual Fund Operating Expenses (as a percentage of average net assets)1

                      International  International     Pro Forma
                         Equity          Fund         (Barrett
                        Portfolio                     Shares)

Investment Management      0.00%          0.82%        0.82%
Fee

12b-1 Fees                  NONE          NONE          NONE

Other Expenses             0.95%          0.33%        0.28%
                           ----           ----         ----

Total  Fund Operating     0.95% 2         1.15%        1.10%
Expenses



1 The percentages in the above table expressing annual fund operating expenses for the International Equity Portfolio and the International Fund are based on amounts incurred during the year ended March 31, 1997, International Fund's most recent fiscal year end.

2 Until July 31, 1997, the Investment Manager had agreed to waive its investment management fee and reimburse other expenses to the extent necessary so that the total annualized expenses of the International Equity Portfolio did not exceed 0.95% of average daily net assets. If the Investment Manager had not agreed to waive its fee and reimburse other expenses for the period ended March 31, 1997, annualized expenses of the International Equity Portfolio would be: investment management fee 0.90%, other expenses 1.54% and total operating expenses 2.44%.

     Example. Based on the level of total operating expenses for each of the Funds listed in the table above for the year ended March 31, 1997, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period, are listed below. Investors do not pay these expenses directly; they are paid by the Fund before it distributes its net investment income to stockholders. Actual expenses may be greater or less than those shown. Federal regulations require the example to assume a 5% annual return, but actual annual return will vary.


                  International      International     Pro Forma
                 Equity Portfolio        Fund

1 Year                 $10                 $12             $11
3 Years                $30                 $37             $35
5 Years                $53                 $63             $61
10 Years               $117              $140             $134

     Purchase, Redemption, and Exchange Information. The purchase, redemption and exchange procedures and privileges for the International Equity Portfolio and the Barrett Shares class of the International Fund are substantially similar, except as discussed below. For example:

     There is a $1,000 minimum initial investment requirement in the International Equity Portfolio and a minimum account size requirement of $1,000. The minimum investment requirement may be waived or lowered. The minimum subsequent investment required for the International Equity Portfolio is $1,000.

     The Barrett Shares class of the International Fund will have a $25,000 minimum initial investment requirement and a $1,000 minimum subsequent investment requirement, which may be changed by the Board of Directors. Shareholders of the International Equity Portfolio receiving shares of stock of the Barrett Shares class of the International Fund in connection with the proposed Reorganization will not be subject to the $25,000 minimum initial investment requirement.

     The Barrett Shares of the International Fund will not be exchangeable with other funds within the Scudder Family of Funds. Shares of the International Equity Portfolio currently are not exchangeable with other funds within the Scudder Family of Funds.

     Dividends and Other Distributions. Each of the Funds intends to distribute dividends from its net investment income and any net realized capital gains after utilization of capital loss carryforwards, if any, in December to prevent application of a federal excise tax. An additional distribution may be made if necessary. Any dividends or capital gains distributions declared in October, November or December with a record date in such a month and paid during the following January will be treated by stockholders for federal income tax purposes as if received on December 31 of the calendar year in which it is declared. Dividends and distributions of each Fund will be invested in additional shares of the Fund at net asset value and credited to the stockholder's account on the payment date or, at the stockholder's election, paid in cash.

     If the Reorganization Agreement is approved by the International Equity Portfolio's stockholders, then as soon as practicable before the Closing Date the International Equity Portfolio will pay its stockholders a cash distribution of all undistributed 1997 net investment income and undistributed realized net capital gains.

     Federal Income Tax Consequences of the Reorganization. The International Fund and the International Equity Portfolio will have received an opinion of Dechert Price & Rhoads, counsel to the International Equity Portfolio, to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Reorganization constitutes a tax-free reorganization, no gain or loss will be recognized by the International Equity Portfolio or its stockholders as a result of the Reorganization. See "The Proposed Transaction - Tax Considerations."

             SPECIAL CONSIDERATIONS AND RISK FACTORS

     The principal investment risk of an investment in either the International Equity Portfolio or the International Fund is fluctuations in the net asset value of the Fund's shares. Portfolio management, market conditions, use of investment policies, and other factors affect such fluctuations. Although the investment objectives, policies and restrictions of the International Equity Portfolio and the International Fund are substantially similar, there are differences between them, which differences are outlined below. There can be no assurance that either Fund will achieve its stated objective.

     Comparison of Objectives. The principal investment objective of each of the International Fund and the International Equity Portfolio is long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities.

     Comparison of Policies and Restrictions. The securities in which the Funds invest are selected primarily to permit each Fund to participate in non-United States companies and economies with prospects for growth. Each Fund invests in companies, wherever organized, which do business primarily outside the United States. Each Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than five different countries in the case of the International Equity Portfolio, and not less than three different countries in the case of the International Fund.

     The International Fund generally invests in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Fund's investment objective of long-term capital growth, the International Fund may invest up to 20% of its total assets in debt securities. The International Fund may purchase "investment- grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Fund may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     The International Equity Portfolio generally invests at least 90% of its total assets in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Equity Portfolio's investment objective of long-term capital growth, the International Equity Portfolio may invest up to 10% of its total assets in debt securities. The International Equity Portfolio may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Equity Portfolio may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     When the Investment Manager determines that exceptional conditions exist abroad, each of the International Fund and the International Equity Portfolio may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S.

Primary Investments:

     Foreign Securities. Each of the Funds invests primarily in foreign securities. Investments in foreign securities involve special considerations due to limited information, higher brokerage costs, different accounting standards, thinner trading markets as compared to domestic markets and the likely impact of foreign taxes on the income from securities. Such investments may also entail other risks, such as the possibility of one or more of the following; imposition of dividend or interest withholding or confiscatory taxes; currency blockages or transfer restrictions; expropriation, nationalization or other adverse political or economic developments; less governmental supervision and regulation of securities exchanges, brokers and listed companies; and the difficulty of enforcing obligations in other countries. Purchases of foreign securities are usually made in foreign currencies and, as a result, the Fund may incur currency conversion costs and may be affected favorably or unfavorably by changes in the value of foreign currencies against the U.S. dollar. Further, it may be more difficult for a Fund's agents to keep currently informed about corporate actions which may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. A Fund's ability and decisions to purchase and sell portfolio securities may be affected by laws or regulations relating to the convertibility and repatriation of assets.

     Repurchase Agreements. Each of the Funds may enter into repurchase agreements. If the seller under a repurchase agreement becomes insolvent, a Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the securities under a repurchase agreement, a Fund may encounter delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.

     Securities Lending. From time to time, International Fund may lend its portfolio securities to registered broker/dealers as described above. The risks of lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will be made to registered broker/dealers deemed by the Investment Manager to be in good standing and will not be made unless, in the judgment of the Investment Manager, the consideration to be received in exchange for such loans would justify the risk.


     Debt Securities. Each of the Funds may, as described above, invest to a limited extent in debt securities rated below investment grade, i.e. below Baa by Moody's and below BBB by S&P. (commonly referred to as "junk bonds"). The lower the ratings of such debt securities, the greater their risks render them like equity securities. Moody's considers bonds it rates Baa to have speculative elements as well as investment-grade characteristics. Each of the Funds may invest in securities which are rated D by S&P or, if unrated, are of equivalent quality. Securities rated D may be in default with respect to payment of principal or interest. The International Fund may invest up to 20% of its total assets in debt securities. The International Equity Portfolio may invest up to 10% of total assets in debt securities. Each Fund may invest up to 5% of its total assets in debt securities which are rated below investment grade ("junk bonds").

     Illiquid and Restricted Securities. Each of the Funds may invest in illiquid and restricted securities. The absence of a trading market can make it difficult to ascertain a market value for illiquid and restricted securities. Disposing of illiquid and restricted securities may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for a Fund to sell them promptly at an acceptable price. The risk factors involved in the use of illiquid and restricted securities is substantially the same for each of the Funds.

     Strategic Transactions and Derivatives. From time to time, each of the Funds may engage in strategic transactions and derivatives. Strategic Transactions, including derivative contracts, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Investment Manager's view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to a Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation a Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell. The use of currency transactions can result in a Fund's incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements or the inability to deliver or receive a specified currency. The use of options and futures transaction entails certain other risks. In particular, the variable degree of correlation between price movements in the related portfolio position of a Fund creates the possibility that losses on the hedging instrument may be greater than gains in the value of a Fund's position. In addition, futures and options markets may not be liquid in all circumstances and certain over-the-counter options may have no markets. As a result, in certain markets, a Fund might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures contracts and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position. Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium. Losses resulting from the use of Strategic Transactions would reduce net asset value, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized. The risk factors involved in the use of strategic transactions and derivatives is substantially the same for each of the Funds.


     Fundamental Policies. Each Fund has "fundamental" investment policies which may be changed only with stockholder approval and "nonfundamental" investment policies which may be changed only with the approval of a Fund's Board of Directors. Following is a description of certain of the Funds' current fundamental investment policies which are substantially similar:

     Neither Fund may, with respect to 75% of its total assets taken at market value, purchase more than 10% of the voting securities of any one issuer or invest more than 5% of the value of its total assets in the securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies.

     Neither Fund may borrow money except as a temporary measure for extraordinary or emergency purposes or except in connection with reverse repurchase agreements; provided that the Fund maintains asset coverage of 300% for all borrowings.

     Neither Fund may act as an underwriter of securities issued by others, except to the extent that the Fund may be deemed an underwriter in connection with the disposition of its portfolio securities.

     Neither Fund may make loans to other persons, except (a) loans of portfolio securities, and (b) to the extent that the entry into repurchase agreements and the purchase of debt securities in accordance with the Fund's investment objectives and investment policies may be deemed to be loans.

     Neither Fund may purchase or sell real estate (except that each Fund may invest in (i) securities of companies which deal in real estate or mortgages, and (ii) securities secured by real estate or interests therein, and reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities).

     Neither Fund may purchase or sell physical commodities or contracts relating to physical commodities.


     Stockholders of the International Fund are being asked at a Special Meeting of Stockholders on October 27, 1997 to approve certain changes to the International Fund's fundamental investment restrictions. Except for the policy on borrowing, none of the proposed policies differs from the International Fund's current comparable policy in a material way. The current policy of International Fund prohibits borrowing money, except as a temporary measure for extraordinary or emergency purposes and except in connection with reverse repurchase agreements; provided that the Fund maintains asset coverage of 300% for all borrowings. Under its proposed borrowing policy, International Fund would not be limited to borrowing for temporary or emergency purposes; however, if the International Fund Inc. Directors determine with respect to International Fund to permit borrowing for other purposes, which they currently do not intend to do, the Fund's disclosure documents would be amended to disclose that fact. Although the International Fund Inc. directors do not currently intend to permit International Fund to borrow for investment leverage purposes, such borrowings would increase the Fund's volatility and the risk of loss in a declining market. Borrowings under reverse repurchase agreements are now permitted, and would be permitted under the proposed policy. The 1940 Act requires borrowings to have 300% asset coverage, which requirement would, therefore, remain unchanged under the proposed policy, except to the extent that reverse repurchase agreements would not be subject, under the proposed policy, to the 300% asset coverage requirement. Consequently, the proposed policy would permit International Fund to engage in reverse repurchase agreements to a greater extent than under the current policy. If approved, International Fund's foregoing policies would be revised as follows.


     International Fund will not:

     (a) concentrate its investments in a particular industry, as that term is used in the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time;

     (b) borrow money, except as permitted under the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time;

     (c) issue senior securities, except as permitted under the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time;

     (d) engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities;

     (e) purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities;

     (f) make loans to other persons, except (i) loans of portfolio securities, and (ii) to the extent that entry into repurchase agreements and the purchase of debt instruments or interests in indebtedness in accordance with the Fund's investment objective and policies may be deemed to be loans; or

     (g) purchase physical commodities or contracts relating to physical commodities.

     In addition, International Fund will continue to be classified as a diversified series of an open-end management investment company.

     The nonfundamental investment restrictions of the International Equity Portfolio and the International Fund are substantially similar, except as described herein.

     Description of the Reorganization Agreement. As stated above, the Reorganization Agreement provides for the transfer of all or substantially all of the assets of the International Equity Portfolio to the International Fund in exchange for that number of full and fractional Barrett Shares in the International Fund having an aggregate net asset value equal to the aggregate net asset value of each International Equity Portfolio stockholder's stock held in the International Equity Portfolio as of the close of business on the business day preceding the Closing. International Fund will assume all of the identified and stated liabilities of the International Equity Portfolio. In connection with the Closing, Institutional Fund Inc., on behalf of the International Equity Portfolio, will distribute the shares of the International Fund received in the exchange to the stockholders of the International Equity Portfolio in complete liquidation of the International Equity Portfolio. Institutional Fund Inc. will subsequently be deregistered as an investment company under the 1940 Act and terminated under Maryland law.

     Upon completion of the Reorganization, each stockholder of the International Equity Portfolio will own that number of full and fractional Barrett Shares in the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's stock held in the International Equity Portfolio immediately as of the close of business on the business day preceding the Closing. Each stockholder's account with Intenational Fund Inc. will be identical in all material respects to the accounts currently maintained by Institutional Fund Inc. for each stockholder. In the interest of economy and convenience, shares of the International Equity Portfolio generally are not represented by physical certificates, and shares of the International Fund similarly generally will be in uncertificated form.

     Until the closing, stockholders of the International Equity Portfolio will, of course, continue to be able to redeem their shares at the net asset value next determined after receipt by the International Equity Portfolio's Transfer Agent of a redemption request in proper form. Redemption requests received by Institutional Fund Inc. thereafter will be treated as requests received by International Fund Inc. for the redemption of shares of the International Fund received by the stockholder in the Reorganization.

     The obligations of Institutional Fund Inc. and International Fund Inc. under the Reorganization Agreement are subject to various conditions, as stated therein. Among other things, the Reorganization requires that all filings be made with, and all authority be received from, the SEC and state securities commissions as may be necessary in the opinion of counsel to permit the parties to carry out the transactions contemplated by the Reorganization Agreement. Institutional Fund Inc. and International Fund Inc. are in the process of making the necessary filings. To provide against unforeseen events, the Reorganization Agreement may be terminated or amended at any time prior to the Closing by action of the Directors of Institutional Fund Inc. and the Directors of International Fund Inc., notwithstanding the approval of the Reorganization Agreement by the stockholders of the International Equity Portfolio. However, no amendment may be made that materially adversely affects the interests of the stockholders of the International Equity Portfolio. Institutional Fund Inc. and International Fund Inc. may at any time waive compliance with any of the covenants and conditions contained in the Reorganization Agreement. For a complete description of the terms and conditions of the Reorganization, see the Reorganization Agreement at Exhibit C.

     Reasons for the Reorganization. The proposed Reorganization was presented to the Board of Directors of Institutional Fund Inc. for consideration and approval at a special meeting on August 6, 1997. All of the Directors were present at the meeting. For the reasons discussed below, the Board of Directors of Institutional Fund Inc., including all of the Non-interested Directors, has determined that the interests of the stockholders of the International Equity Portfolio will not be diluted as a result of the proposed Reorganization, and that the proposed Reorganization is in the best interests of the International Equity Portfolio and its stockholders.

     The proposed combination of the International Equity Portfolio and the International Fund will allow the International Equity Portfolio's stockholders to continue to participate in a professionally-managed portfolio consisting primarily of foreign equity investments. The Directors of the International Equity Portfolio believe that International Equity Portfolio stockholders will benefit from the proposed Reorganization because the International Fund, while guided by substantially similar investment objectives and policies, offers the following benefits:

     Increased Investment Opportunities: The International Fund is currently approximately more than 100 times larger than the International Equity Portfolio. Because of its much larger asset base, the International Fund can acquire and dispose of securities on more favorable terms than the International Equity Portfolio. Also, because of its larger size, the International Fund can obtain a wider variety of investments. Moreover, it is anticipated that combining the International Equity Portfolio and the International Fund will further enhance trading efficiency and investment flexibility.

     Lower Fund Expenses Over Time: While total fund expenses of the International Fund will be higher than those currently paid by stockholders of the International Equity Portfolio on account of expense limitations currently in place, if the proposed transaction is approved, such stockholders may benefit from lower total fund expenses over the long-term. There can be no assurance that the Investment Manager will continue its expense limitation arrangement currently in effect for the International Equity Portfolio once such expense limitation expires after December 31, 1997.

     Due to the small size of the International Equity Portfolio, the Directors and management of such Fund believe that the Fund cannot grow to a sufficient size through the sale of additional stock to provide investors with significant economies of scale. Accordingly, the Directors of Institutional Fund Inc. recommend that the International Equity Portfolio's stockholders approve the Reorganization with the International Fund.

     The  Board  of  Directors  of  the  International   Equity  Portfolio,   in
recommending the proposed transaction, considered a number of factors, including the following:

     (1) the capabilities and resources of the Investment Manager and its affiliates in the areas of investment management and stockholder servicing;

     (2) expense ratios and information regarding fees and expenses of the International Equity Portfolio and the International Fund;

     (3) the terms and conditions of the Reorganization and whether it would result in dilution of the interests of the International Equity Portfolio's stockholders;

     (4) the compatibility of the International Fund, its investment objectives, policies and restrictions with those of the International Equity Portfolio;

     (5) the growth opportunities afforded by the proposed consolidation with the International Fund; and

     (6) the tax consequences to the International Equity Portfolio and its stockholders.

     Description of Securities To Be Issued. The authorized capital stock of International Fund Inc. consists of 700,000,000 shares, $0.01 par value per share. The Directors of International Fund Inc. are authorized to divide the shares into separate series, of which the International Fund is one. Shares of International Fund Inc. entitle their holders to one vote per share; however, separate votes will be taken by each series on matters affecting an individual series. Shares have noncumulative voting rights and no preemptive or subscription rights. International Fund Inc. is not required to hold stockholder meetings annually, although stockholder meetings may be called for purposes such as electing or removing Directors, changing fundamental policies or approving an investment management agreement.


     The Directors of International Fund Inc., in their discretion, may authorize the division of shares of International Fund Inc. (or shares of a series) into different classes permitting shares of different classes to be distributed by different methods. Although stockholders of different classes of a series would have an interest in the same portfolio of assets, stockholders of different classes may bear different expenses in connection with different methods of distribution, which may affect performance. Consistent with the Directors' authority, the Directors of International Fund Inc. have authorized the creation of the Barrett Shares class of the International Fund. It is anticipated that the Barrett Shares class of the International Fund will be created prior to the Closing Date. If the Barret shares class of the
International  FUnd  is  not  so  created,   the  Reorganization   will  not  be
consummated.


     International Fund Inc.'s By-Laws provide that meetings of stockholders may be called at any time by the President, and shall be called by the President or Secretary at the request, in writing or by resolution, of a majority of Directors, or at the written request of the holder or holders of twenty-five percent (25%) or more of the total number of shares of International Fund Inc. then issued and outstanding and entitled to vote at such meeting. Any such request shall state the purpose of the proposed meeting. In the event that stockholders of International Fund Inc. wish to communicate with other stockholders concerning the removal of any Director of International Fund Inc., such stockholders shall be assisted in communicating with other stockholders for the purpose of obtaining signatures to request a meeting of stockholders, all in the manner provided in Section 16(c) of the 1940 Act as if that section were applicable.

     Tax Considerations. The Reorganization is conditioned upon the receipt by Institutional Fund Inc. and International Fund Inc. of an opinion from Dechert Price & Rhoads, substantially to the effect that, based upon the facts, assumptions and representations of the parties, for federal income tax purposes:
(i) the transfer to International Fund of all of the assets of the International Equity Portfolio in exchange solely for International Fund Barrett Shares and the assumption by the International Fund of all of the identified and stated liabilities of the International Equity Portfolio, followed by the distribution of such Barrett Shares to the International Equity Portfolio stockholders in exchange for their shares of the International Equity Portfolio in complete liquidation of the International Equity Portfolio, will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the International Fund and the International Equity Portfolio will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by the International Equity Portfolio upon the transfer of all of its assets to the International Fund in exchange solely for International Fund Barrett Shares and the assumption by the International Fund of the identified and stated liabilities of the International Equity Portfolio;
(iii) the basis of the assets of the International Equity Portfolio in the hands of the International Fund will be the same as the basis of such assets of the International Equity Portfolio immediately prior to the transfer; (iv) the holding period of the assets of the International Equity Portfolio in the hands of the International Fund will include the period during which such assets were held by the International Equity Portfolio; (v) no gain or loss will be recognized by the International Fund upon the receipt of the assets of the International Equity Portfolio in exchange for International Fund Barrett Shares and the assumption by the International Fund of the identified and stated liabilities of the International Equity Portfolio; (vi) no gain or loss will be recognized by the stockholders of the International Equity Portfolio upon the receipt of International Fund Barrett Shares solely in exchange for their shares of the International Equity Portfolio as part of the transaction; (vii) the basis of the International Fund Barrett Shares received by the stockholders of the International Equity Portfolio will be the same as the basis of the shares of the International Equity Portfolio exchanged therefor; and (viii) the holding period of the International Fund Barrett Shares received by the stockholders of the International Equity Portfolio will include the holding period during which the shares of the International Equity Portfolio exchanged therefor were held, provided that at the time of the exchange the shares of the International Equity Portfolio were held as capital assets in the hands of the stockholders of the International Equity Portfolio.

     While Institutional Fund Inc. is not aware of any adverse state or local tax consequences of the proposed Reorganization, it has not requested any ruling or opinion with respect to such consequences and stockholders may wish to consult their own tax advisers with respect to such matters.


     Comparative Information on Stockholder Rights. Each of International Fund Inc. and Institutional Fund Inc. is a Maryland corporation governed by its Articles of Incorporation dated June 23, 1975 and January 2, 1986, respectively, each as amended and restated, its By-Laws and applicable Maryland law. The business and affairs of each of the Funds are managed under the direction of a Board of Directors.

     The number of shares of common stock of each of International Fund Inc. and Institutional Fund Inc. authorized is 700,000,000 and 25,000,000,000, respectively. Under the Articles of Incorporation of each of Institutional Fund Inc. and International Fund Inc., the Board of Directors is authorized to create new classes or series of shares without a vote of stockholders.


     Interests in the International Fund and the International Equity Portfolio are represented by transferable shares of common stock having $0.01 par value and $0.001 par value, respectively. The Directors of each of International Fund Inc. and Institutional Fund Inc. may from time to time divide or combine the shares into a greater or lesser number without thereby changing the proportionate common stocks in that portfolio. The Directors of International Fund Inc. and Institutional Fund Inc. each have the power to create separate classes of shares for each portfolio and to create additional classes in the future without a vote of stockholders.

     Liquidation Expenses of The Fund. If the Reorganization is effected, the International Equity Portfolio will liquidate, cease to operate as a business, and dissolve its corporate existence. In this connection, the International Equity Portfolio will incur certain expenditures, obligations, and liabilities to be paid or discharged on and after the Closing Date ("Liquidation Expenses"), for which it will retain a portion of its cash and cash equivalents as the Expense Reserve.

     Interest of Certain Persons. The Investment Manager has a financial interest in the Reorganization, arising from the fact that its management fee under its Investment Management Agreement with the International Fund will increase as the amount of the International Fund's assets increases: the amount of those assets will increase by virtue of the Reorganization. See "Synopsis - Fees and Expenses." Similarly, Scudder Service Corporation, a subsidiary of the Investment Manager, is the transfer, stockholder servicing and dividend-paying agent for the International Fund, and its fees from the International Fund will increase from the addition to the International Fund of new accounts.

     Portfolio Turnover. The average annual portfolio turnover rate for the International Fund, i.e. the ratio of the lesser of annual sales or purchases to the monthly average value of the portfolio (excluding from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less), for the fiscal year ended March 31, 1996 and March 31, 1997, was 45.2% and 35.8%, respectively. The average annual portfolio turnover rate for the International Equity Portfolio for the period April 3, 1996 (commencement of operations) to December 31, 1996 was 10.1% (annualized).

     Capitalization and Performance. The following table shows on an unaudited basis the capitalization of the International Equity Portfolio and the Barrett Shares class of the International Fund as of March 31, 1997 and on a pro forma basis as of March 31, 1997 giving effect to the Reorganization:

(In thousands, except per share values)

                  International    International  Pro Forma       Pro Forma
                      Fund         Equity         Adjustments*      for
                                   Portfolio                    Reorganization*

Net Assets           $2,583,031   $   18,324            0        $2,601,355
Net Asset Value
per share            $    48.07   $    12.68            0        $    48.07
Shares outstanding       53,734        1,446       (1,064)           54,116

* The pro forma relates to the International Fund as a whole; the pro forma for the Barrett Shares class of the International Fund (in thousands, except per share value) is as follows: net assets of $18,324, net asset value per share of $48.07 and shares outstanding of 382.

     Total return is a measure of the change in value of an investment in a fund over the period covered, which assumes that any dividends or capital gains distributions are automatically reinvested in shares of the same class of that fund rather than paid to the investor in cash. The formula for total return used by a fund is prescribed by the SEC and includes three steps: (1) adding to the total number of shares of the particular class that would be purchased by a hypothetical $1,000 investment in the fund all additional shares that would have been purchased if all dividends and distributions paid or distributed during the period had been automatically reinvested; (2) calculating the redeemable value of the hypothetical initial investment as of the end of the period by multiplying the total number of shares owned at the end of the period by the net asset value per share of the relevant class on the last trading day of the period; and (3) dividing this account value for the hypothetical investor by the amount of the initial investment, and annualizing the result for periods of less than one year. Total return may be stated with or without giving effect to any expense limitations in effect for a fund.

     Average Annual Total Return. The following table reflects average annual total returns for the one, five and ten year periods ending July 31, 1997 for shares of the International Equity Portfolio and the International Fund:

     Average Annual Total Return:

       Period         International Fund*   International Equity Portfolio
       ------         -------------------   ------------------------------
One Year                     29.21%                26.93%
Five Years                   14.84%                  n/a
Ten Years                     9.30%                  n/a
Since Inception                n/a                  17.66%

___________________________________


* Barrett Shares of International Fund were not offered during the period covered. Performance shown is for shares of the International Fund in existence during the periods covered.


     Investment Manager. Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154 is the investment manager to the International Fund pursuant to an Investment Management Agreement with International Fund Inc., on behalf of the International Fund, substantially similar in all material respects to that currently in place for the International Equity Portfolio.

     Stockholders of the International Fund are being asked to approve a new investment management agreement with Scudder Kemper in connection with the transactions pursuant to the Scudder- Zurich alliance described more fully in Proposal 2 below. If approved, the new investment management agreement between the International Fund and Scudder Kemper is not expected to have a material effect on the operations of the International Fund or on its stockholders. No material change in the International Fund's investment philosophy, objectives or strategies is currently envisioned.

     The Directors and Executive Officers of International Fund Inc., their business addresses and principal occupations during the past five years are:

                       Present Office with International Fund
                   Inc. (Date Became Director), Principal Occupation or
Name (Age)                  Employment and Directorships
----------                  ----------------------------


Paul Bancroft III    Director, Scudder International Fund,  Inc.
(67)                 (1982).   Venture Capitalist and Consultant
                     (1988   to   present);  Retired  President,
                     Chief   Executive  Officer  and   Director,
                     Bessemer    Securities    Corp.    (private
                     investment   company);  Director,   Western
                     Atlas,  Inc. (diversified oil services  and
                     industrial  automation  company).    Former
                     Director:    Albany   International,   Inc.
                     (paper  machine  belt  manufacturer);   and
                     Measurex  Corp.  (process  control  systems
                     company).   Mr.  Bancroft  serves  on   the
                     Boards   of  an  additional  5  Trusts   or
                     Corporations whose Funds are advised by Scudder.


Nicholas Bratt*      President     and     Director,     Scudder
(49)                 International Fund, Inc. (1982).   Managing
                     Director of Scudder, Stevens & Clark,  Inc.
                     Mr. Bratt serves on the Boards of an additional 14 Trusts or Corporations whose Funds are advised by Scudder.

                       Present Office with International Fund
                   Inc. (Date Became Director), Principal Occupation or
Name (Age)                  Employment and Directorships
----------                  ----------------------------

Thomas J. Devine     Director, Scudder International Fund,  Inc.
(70)                 (1978).  Consultant.  Mr. Devine serves  on
                     the Boards of an additional 6 Trusts or Corporations whose Funds are advised by Scudder.

Keith R. Fox (43)    Director, Scudder International Fund,  Inc.
                     (1996).     President,    Exeter    Capital
                     Management   Corporation  (private   equity
                     investment  firm). Mr. Fox  serves  on  the
                     Boards   of  an  additional  3  Trusts   or
                     Corporations whose Funds are advised by Scudder.

William  H.          Director, Scudder International Fund,  Inc.
Gleysteen, Jr. (71)  (1990).     Consultant;   Guest    Scholar,
                     Brookings Institute; Former President,  The
                     Japan  Society,  Inc.  (until  1996).   Mr.
                     Gleysteen  serves  on  the  Boards  of   an
                     additional 4 Trusts or Corporations whose Funds are advised by Scudder.

David S. Lee* (63)   Vice  President,  Assistant  Treasurer  and
                     Director, Scudder International Fund,  Inc.
                     (1997).     Managing   Director,   Scudder,
                     Stevens  &  Clark, Inc.; Trustee  Emeritus,
                     New   England  Medical  Center.   Mr.   Lee
                     serves  on  the Boards of an additional  38
                     Trusts or Corporations whose Funds are advised by Scudder.

William H. Luers     Director, Scudder International Fund,  Inc.
(68)                 (1990).     President,   The   Metropolitan
                     Museum  of Art; Director:  IDEX Corporation
                     (liquid  handling  equipment  manufacturer)
                     and   Wickes   Lumber   Company   (building
                     materials    for    contractors);    Former
                     Director: Transco Energy Company (natural gas transmission company) (until 1995) and The Discount Corporation of New York (bond trading) (until 1993). Mr. Luers serves on the Boards of an additional 3 Trusts or Corporations whose Funds are advised by Scudder.

Wilson Nolen (70)    Director, Scudder International Fund,  Inc.
                     (1975).    Consultant;  Trustee:   Cultural
                     Institutions  Retirement  Fund,  Inc.,  New
                     York Botanical Garden, Skowhegan School  of
                     Painting   and   Sculpture;   and    Former
                     Director, Ecohealth, Inc. (biotechnology company) (until 1996). Mr. Nolen serves on the Boards of an additional 9 Trusts or Corporations whose Funds are advised by Scudder.

Daniel Pierce* (63)  Chairman   of   the  Board  and   Director,
                     Scudder  International Fund,  Inc.  (1986).
                     Chairman   of   the  Board   and   Managing
                     Director of Scudder, Stevens & Clark,  Inc.
                     Director,  Fiduciary  Trust  Company  (bank
                     and  trust  company) and Fiduciary  Company
                     Incorporated  (bank  and  trust   company).
                     Mr. Pierce serves on the Boards of an additional 25 Trusts or Corporations whose Funds are advised by Scudder.

Kathryn L. Quirk*    Vice  President,  Assistant  Secretary  and
(44)                 Director, Scudder International Fund,  Inc.
                     (1996).    Managing  Director  of  Scudder,
                     Stevens & Clark, Inc. Ms. Quirk serves on the Boards of an additional 34 Trusts or Corporations whose Funds are advised by Scudder.

Dr. Gordon           Director, Scudder International Fund,  Inc.
Shillinglaw (72)     (1982).   Professor Emeritus of Accounting,
                     Columbia  University  Graduate  School   of
                     Business.   Dr. Shillinglaw serves  on  the
                     Boards   of  an  additional  8  Trusts   or
                     Corporations whose Funds are advised by Scudder.

________________

*    Directors  considered by International  Fund  Inc.  and  its counsel  to be "interested persons" (as defined in the  1940
     Act) of International Fund Inc. or of its investment manager.

     Stockholders of the International Fund are being asked to elect a new slate of Directors in connection with the Scudder- Zurich alliance for reasons substantially similar to those set forth in Proposal 3 below.

     Expenses of the Reorganization. The expenses relating to the proposed Reorganization will be borne by Scudder.

                     ADDITIONAL INFORMATION

     As of June 30, 1997, 3,476,331 shares in the aggregate, 6.48% of the outstanding shares of International Fund were held in the name of Charles Schwab & Co., 101 Montgomery Street, San Francisco, CA 94104, who may be deemed to be the beneficial owner of certain of these shares, but disclaims any beneficial ownership therein. As of June 30, 1997 the Directors and Officers of International Fund Inc. as a group beneficially owned less than 1% of each class of shares of the International Fund outstanding. As of June 30, 1997, the Directors and Officers of Institutional Fund Inc. as a group beneficially owned less than 1% of the outstanding shares of the International Equity Portfolio. No persons own beneficially, as of June 30, 1997, 5% or more of the outstanding shares of the International Equity Portfolio.

Required Vote

     Approval of the Reorganization Agreement requires the affirmative vote of a majority of the International Equity Portfolio's shares outstanding and entitled to vote thereon. Subject to such approval, the reorganization is currently scheduled to become effective as of the close of business on December 15, 1997, but may be postponed by mutual agreement of Institutional Fund Inc. and
International Fund Inc. The Directors unanimously recommend that the stockholders of the Fund vote in favor of this Proposal 1.

                  PROPOSAL 2:  APPROVAL OF NEW
                 INVESTMENT MANAGEMENT AGREEMENT

     Introduction. Scudder acts as the investment manager to the International Equity Portfolio (also referred to in Proposals 2, 3 and 4 as the "Fund") pursuant to an investment management agreement entered into by the Fund and Scudder (the "Current Investment Management Agreement"). On June 26, 1997, Scudder entered into a Transaction Agreement (the "Transaction Agreement") with Zurich Insurance Company ("Zurich") pursuant to which Scudder and Zurich have agreed to form an alliance. Under the terms of the Transaction Agreement, Zurich will acquire a majority interest in Scudder, and Zurich Kemper Investments, Inc. ("ZKI"), a Zurich subsidiary, will become part of Scudder. Scudder's name will be changed to Scudder Kemper Investments, Inc. ("Scudder Kemper"). The foregoing are referred to as the "Transactions." ZKI, a Chicago-based investment adviser and the adviser to the Kemper funds, has approximately $80 billion under management. The headquarters of Scudder Kemper will be in New York. Edmond D. Villani, Scudder's Chief Executive Officer, will continue as Chief Executive Officer of Scudder Kemper and will become a member of Zurich's Corporate Executive Board.

     Consummation of the Transactions would constitute an "assignment," as that term is defined in the 1940 Act, of the Fund's Current Investment Management Agreement with Scudder. As required by the 1940 Act, the Current Investment Management Agreement provides for its automatic termination in the event of its assignment. In anticipation of the Transactions, a new investment management agreement (the "New Investment Management Agreement," together with the Current Investment Management Agreement, the "Investment Management Agreements") between the Fund and Scudder Kemper is being proposed for approval by stockholders of the Fund. A copy of the form of the New Investment Management Agreement is attached hereto as Exhibit A. THE NEW INVESTMENT MANAGEMENT AGREEMENT IS IN ALL MATERIAL RESPECTS ON THE SAME TERMS AS THE CURRENT INVESTMENT MANAGEMENT AGREEMENT. Conforming changes are being recommended to the New Investment Management Agreement in order to promote consistency among all of the funds currently advised by Scudder and to permit ease of administration. The material terms of the Current Investment Management Agreement are described under "Description of the Current Investment Management Agreement" below.

     Stockholders are being asked to approve this Proposal 2 in the event that the Reorganization, as described in Proposal 1 above, is not consummated.

     Board of  Directors'  Recommendation.  On  August  6,  1997,  the  Board of
Institutional Fund Inc. (also referred to in Proposals 2, 3 and 4 as the "Corporation"), including Non-interested Directors, voted to approve the New Investment Management Agreement and to recommend its approval to stockholders.

     For information about the Board's deliberations and the reasons for its recommendation, please see "Board of Directors' Evaluation" below.

     The Board of the Corporation recommends that its stockholders vote in favor of the approval of the New Investment Management Agreement for the Fund.

     Board of Directors' Evaluation. On June 26, 1997, representatives of Scudder advised the Non-interested Directors of the Corporation by means of a telephone conference call that Scudder had entered into the Transaction Agreement. At that time, Scudder representatives described the general terms of the proposed Transactions and the perceived benefits for the Scudder organization and for its investment advisory clients.

     Scudder subsequently furnished the Non-interested Directors with additional information regarding the proposed Transactions, including information regarding the terms of the proposed Transactions, and information regarding the Zurich and ZKI organizations. In a series of subsequent telephone conference calls and in-person meetings, the Non-interested Directors discussed this information among themselves and with representatives of Scudder and Zurich. They were assisted in their review of this information by their independent legal counsel and also consulted with a representative of the Fund's independent auditors and with an independent consultant knowledgeable in mutual fund industry matters.

     In the course of these discussions, Scudder advised the Non- interested Directors that it did not expect that the proposed Transactions would have a material effect on the operations of the Fund or its stockholders. Scudder has advised the Non- interested Directors that the Transaction Agreement, by its terms, does not contemplate any changes in the structure or operations of the Fund. Scudder representatives have informed the Directors that Scudder currently intends to maintain the separate existence of the funds that Scudder and ZKI manage in their respective distribution channels. Scudder has also advised the Non-interested Directors that although it currently expects that various portions of the ZKI organization would be combined with Scudder's operations, the senior executives of Scudder overseeing those operations will remain largely unchanged. It is possible, however, that changes in certain personnel currently involved in providing services to the Fund may result from future efforts to combine the strengths and efficiencies of both firms. In their discussions with the Directors, Scudder representatives also emphasized the strengths of the Zurich organization and its commitment to provide the new Scudder Kemper organization with the resources necessary to continue to provide high quality services to the Fund and the other investment advisory clients of the new Scudder Kemper organization.

     The Board of the  Corporation  was advised that Scudder  intends to rely on
Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor for an investment adviser to an investment company or any of the investment adviser's affiliated persons (as defined under the 1940 Act) to receive any amount or benefit in connection with a change in control of the investment adviser so long as two conditions are met. First, for a period of three years after the transaction, at least 75% of the board members of the investment company must not be "interested persons" of the investment company's investment adviser or its predecessor adviser. On or prior to the consummation of the Transactions, the Board, assuming the election of the nominees that you are being asked to elect in "Proposal 3: Election of Directors," would be in compliance with this provision of Section 15(f). (See "Proposal 3: Election of Directors"). Second, an "unfair burden" must not be imposed upon the investment company as a result of such transaction or any express or implied terms, conditions or understandings applicable thereto. The term "unfair burden" is defined in Section 15(f) to include any arrangement during the two-year period after the transaction whereby the investment adviser, or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for such investment company). No such compensation agreements are contemplated in connection with the Transactions. Scudder has undertaken to pay the costs of preparing and distributing proxy materials to, and of holding the meeting of, the Fund's stockholders as well as other fees and expenses in connection with the Transactions, including the fees and expenses of legal counsel and consultants to the Fund and the Non-interested Directors.

     During the course of their deliberations, the Non-interested Directors considered a variety of factors, including the nature, quality and extent of the services furnished by Scudder to the Fund; the necessity of Scudder's maintaining and enhancing its ability to retain and attract capable personnel to serve the Fund; the investment record of Scudder in managing the Fund; the increased complexity of the domestic and international securities markets; Scudder's profitability from advising the Fund; possible economies of scale; comparative data as to investment performance, advisory fees and other fees, including administrative fees, and expense ratios; the risks assumed by Scudder; the advantages and possible disadvantages to the Fund of having an adviser of the Fund which also serves other investment companies as well as other accounts; possible benefits to Scudder from serving as manager to the Fund and from affiliates of Scudder serving the Fund in various other capacities; current and developing conditions in the financial services industry, including the entry into the industry of large and well capitalized companies which are spending and appear to be prepared to continue to spend substantial sums to engage personnel and to provide services to competing investment companies; and the financial resources of Scudder and the continuance of appropriate incentives to assure that Scudder will continue to furnish high quality services to the Fund.

     In addition to the foregoing factors, the Non-interested Directors gave careful consideration to the likely impact of the Transactions on the Scudder organization. In this regard, the Non-interested Directors considered, among other things, the structure of the Transactions which affords Scudder executives substantial autonomy over Scudder's operations and provides substantial equity participation and incentives for many Scudder employees; Scudder's and Zurich's commitment to Scudder's paying compensation adequate to attract and retain top quality personnel; Zurich's strategy for the development of its asset management business through Scudder; information regarding the financial resources and business reputation of Zurich; and the complementary nature of various aspects of the business of Scudder and the Zurich Kemper organization and the intention to maintain separate Scudder and Kemper brands in the mutual fund business. Based on the foregoing, the Non-interested Directors concluded that the Transactions should cause no reduction in the quality of services provided to the Fund and believe that the Transactions should enhance Scudder's ability to provide such services. The Non-interested Directors considered the foregoing factors with respect to the Fund.

     On August 6, 1997, the Directors of the Corporation, including the Non-interested Directors of the Corporation, approved the New Investment Management Agreement.

     Information Concerning the Transactions and Zurich. Under the Transaction Agreement, Zurich will pay $866.7 million in cash to acquire two-thirds of Scudder's outstanding shares and will contribute ZKI to Scudder for additional shares, following which Zurich will have a 79.1% fully diluted equity interest in the combined business. Zurich will then transfer a 9.6% fully diluted equity interest in Scudder Kemper to a defined contribution plan for the benefit of Scudder and ZKI employees, as well as cash and warrants on Zurich shares for award to Scudder employees, in each case subject to five-year vesting schedules. After giving effect to the Transactions, current Scudder stockholders will have a 29.6% fully diluted equity interest in Scudder Kemper and Zurich will have a 69.5% fully diluted interest in Scudder Kemper. Scudder's name will be changed to Scudder Kemper Investments, Inc.

     The purchase price for Scudder or for ZKI in the Transactions is subject to adjustment based on the impact to revenues of non-consenting clients, and will be reduced if the annualized investment management fee revenues (excluding the effect of market changes, but taking into account new assets under management) from clients at the time of closing, as a percentage of such revenues as of June 30, 1997 (the "Revenue Run Rate Percentage"), is less than 90%.

     At the closing, Zurich and the other stockholders of Scudder Kemper will enter into a Second Amended and Restated Security Holders Agreement (the "New SHA"). Under the New SHA, Scudder stockholders will be entitled to designate three of the seven members of the Scudder Kemper board of directors and two of the four members of an Executive Committee, which will be the primary management-level committee of Scudder Kemper. Zurich will be entitled to designate the other four members of the Scudder Kemper board and the other two members of the Executive Committee.

     The names, addresses and principal occupations of the initial Scudder-designated directors of Scudder Kemper are as follows: Lynn S. Birdsong, 345 Park Avenue, New York, New York, Managing Director of Scudder; Cornelia M. Small, 345 Park Avenue, New York, New York, Managing Director of Scudder; and Edmond D. Villani, 345 Park Avenue, New York, New York, President, Chief Executive Officer and Managing Director of Scudder.

     The names, addresses and principal occupations of the initial Zurich-designated directors of Scudder Kemper are as follows: Lawrence W. Cheng, Mythenquai 2, Zurich, Switzerland, Chief Investment Officer for Investments and Institutional Asset Management and the corporate functions of Securities and Real Estate for Zurich; Steven M. Gluckstern, Mythenquai 2, Zurich, Switzerland, responsible for Reinsurance, Structured Finance, Capital Market Products and Strategic Investments, and a member of the Corporate Executive Board of Zurich; Rolf Hueppi, Mythenquai 2, Zurich, Switzerland, Chairman of the Board and Chief Executive Officer of Zurich; and Markus Rohrbasser, Mythenquai 2, Zurich, Switzerland, Chief Financial Officer and member of the Corporate Executive Board of Zurich.

     The initial Scudder-designated  Executive Committee members will be Messrs.
Birdsong  and  Villani  (Chairman).  The  initial  Zurich-designated   Executive
Committee members will be Messrs. Cheng and Rohrbasser.

     The New SHA requires the approval of a majority of the Scudder-designated directors for certain decisions, including changing the name of Scudder Kemper, effecting an initial public offering before April 15, 2005, causing Scudder Kemper to engage substantially in non-investment management and related business, making material acquisitions or divestitures, making material changes in Scudder Kemper's capital structure, dissolving or liquidating Scudder Kemper, or entering into certain affiliated transactions with Zurich. The New SHA also provides for various put and call rights with respect to Scudder Kemper stock held by current Scudder employees, limitations on Zurich's ability to purchase other asset management companies outside of Scudder Kemper, rights of Zurich to repurchase Scudder Kemper stock upon termination of employment of Scudder Kemper personnel, and registration rights for stock held by continuing Scudder stockholders.

     The Transactions are subject to a number of conditions, including approval by Scudder stockholders; the Revenue Run Rate Percentages of Scudder and ZKI being at least 75%; Scudder and ZKI having obtained director and stockholder approvals from U.S.- registered funds representing 90% of assets of such funds under management as of June 26, 1997; the absence of any restraining order or injunction preventing the Transactions, or any litigation challenging the Transactions that is reasonably likely to result in an injunction or invalidation of the Transactions, and the continued accuracy of the representations and warranties contained in the Transaction Agreement. The Transactions are expected to close during the fourth quarter of 1997.

     The information set forth above concerning the Transactions has been provided to the Corporation by Scudder, and the information set forth below concerning Zurich has been provided to the Corporation by Zurich.

     Founded in 1872, Zurich is a multinational, public corporation organized under the laws of Switzerland. Its home office is located at Mythenquai 2, 8002 Zurich, Switzerland. Historically, Zurich's earnings have resulted from its operations as an insurer as well as from its ownership of its subsidiaries and affiliated companies (the "Zurich Insurance Group"). Zurich and the Zurich Insurance Group provide an extensive range of insurance products and services, and have branch offices and subsidiaries in more than 40 countries throughout the world. Zurich Insurance Group is particularly strong in the insurance of international companies and organizations. Over the past few years, Zurich's global presence, particularly in the United States, has been strengthened by means of selective acquisitions.

     Description of the Current Investment Management Agreement. Under the Current Investment Management Agreement, Scudder provides the Fund with continuing investment management services. The Investment Manager also determines which securities shall be purchased, held, or sold, and what portion of the Fund's assets shall be held uninvested, subject to the Corporation's Articles of Incorporation, By-Laws, investment policies and restrictions, the provisions of the 1940 Act, and such policies and instructions as the Directors may determine.

     The Current Investment Management Agreement provides that the Investment Manager will provide portfolio management services and that the Investment Manager will place portfolio transactions in accordance with policies expressed in the Fund's registration statement, pay the Fund's office rent, render significant administrative services on behalf of the Fund (not otherwise provided by third parties) necessary for the Fund's operating as an open-end investment company including, but not limited to, preparing reports to and meeting materials for the Corporation's Board of Directors and reports and notices to Fund stockholders; supervising, negotiating contractual arrangements with, to the extent appropriate, and monitoring the performance of various third-party service providers to the Fund (such as the Fund's transfer and pricing agents, fund accounting agent, custodian, accountants and others) and other persons in any capacity deemed necessary or desirable to Fund operations; preparing and making filings with the Securities and Exchange Commission (the "SEC" or the "Commission") and other regulatory and self-regulatory organizations, including but not limited to, preliminary and definitive proxy materials, post-effective amendments to the Registration Statement, semi-annual reports on Form N-SAR and notices pursuant to Rule 24f-2 under the 1940 Act; overseeing the tabulation of proxies by the Fund's transfer agent; assisting in the preparation and filing of the Fund's federal, state and local tax returns; preparing and filing the Fund's federal excise tax returns pursuant to Section 4982 of the Internal Revenue Code of 1986, as amended; providing assistance with investor and public relations matters; monitoring the valuation of portfolio securities and the calculation of net asset value; monitoring the registration of shares of the Fund under applicable federal and state securities laws; maintaining or causing to be maintained for the Fund all books, records and reports and any other information required under the 1940 Act, to the extent such books, records and reports and other information are not maintained by the Fund's custodian or other agents of the Fund; assisting in establishing accounting policies of the Fund; assisting in the resolution of accounting issues that may arise with respect to the Fund's operations and consulting with the Fund's independent accountants, legal counsel and the Fund's other agents as necessary in connection therewith; establishing and monitoring the Fund's operating expense budgets; reviewing the Fund's bills; processing the payment of bills that have been approved by an authorized person; assisting the Fund in determining the amount of dividends and distributions available to be paid by the Fund to its stockholders, preparing and arranging for the printing of dividend notices to stockholders, and providing the transfer and dividend paying agent, the custodian, and the accounting agent with such information as is required for such parties to effect the payment of dividends and distributions; and otherwise assisting the Fund in the conduct of its business, subject to the direction and control of the Corporation's Board of Directors.

     Under the Current Investment Management Agreement, the Fund is responsible for other expenses, including organizational expenses (including out-of-pocket expenses, but not including the Investment Manager's overhead or employee costs); brokers' commissions or other costs of acquiring or disposing of any portfolio securities of the Fund; legal, auditing and accounting expenses; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; taxes and governmental fees; the fees and expenses of the

Fund's transfer agent; expenses of preparing share certificates and any other expenses, including clerical expenses, of issuance, offering, distribution, sale, redemption or repurchase of shares; the expenses of and fees for registering or qualifying securities for sale; the fees and expenses of Non-interested Directors; the cost of printing and distributing reports, notices and dividends to current stockholders; and the fees and expenses of the Fund's custodians, subcustodians, accounting agent, dividend disbursing agents and registrars. The Fund may arrange to have third parties assume all or part of the expenses of sale, underwriting and distribution of shares of the Fund. The Fund is also responsible for expenses of stockholders' and other meetings, the cost of responding to stockholders' inquiries, and its expenses incurred in connection with litigation, proceedings and claims and the legal obligation it may have to indemnify officers and Directors of the Corporation with respect thereto. The Fund is also responsible for the maintenance of books and records which are required to be maintained by the Fund's custodian or other agents of the Corporation; telephone, telex, facsimile, postage and other communications expenses; any fees, dues and expenses incurred by the Fund in connection with membership in investment company trade organizations; expenses of printing and mailing prospectuses and statements of additional information of the Fund and supplements thereto to current stockholders; costs of stationery; fees payable to the Investment Manager and to any other Fund advisors or consultants; expenses relating to investor and public relations; interest charges, bond premiums and other insurance expense; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; and other expenses.

     The Investment Manager is responsible for the payment of the compensation and expenses of all Directors, officers and executive employees of the Fund (including the Fund's share of payroll taxes) affiliated with the Investment Manager and making available, without expense to the Fund, the services of such Directors, officers and employees as may duly be elected officers of the Corporation, subject to their individual consent to serve and to any limitations imposed by law. The Fund is responsible for the fees and expenses (specifically including travel expenses relating to Fund business) of Directors not affiliated with the Investment Manager. Under each Current Investment Management Agreement, the Investment Manager also pays the Fund's share of payroll taxes, as well as expenses, such as travel expenses (or an appropriate portion thereof), of Directors and officers of the Corporation who are Directors, officers or employees of the Investment Manager, to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Corporation, or any committees thereof or advisers thereto, held outside Boston, Massachusetts or New York, New York. During the Fund's most recent fiscal year, no compensation, direct or otherwise (other than through fees paid to the Investment Manager), was paid or became payable by the Corporation to any of its officers or Directors who were affiliated with the Investment Manager.

     In return for the services provided by the Investment Manager as investment manager, and the expenses it assumes under the Current Investment Management Agreement, the Fund pays the Investment Manager a management fee at a rate of 0.90% of average daily net assets which is accrued daily and payable monthly. As of December 31, 1996, the end of the Fund's last fiscal year, the Fund had net assets of $17,897,508 and paid an aggregate management fee to the Investment Manager of $0 during such period.

     The Current Investment Management Agreement further provides that the Investment Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard by the Investment Manager of its obligations and duties under such agreement.

     The Current Investment Management Agreement may be terminated without penalty upon sixty (60) days' written notice by either party. The Fund may agree to terminate its Current Investment Management Agreement either by the vote of a majority of the outstanding voting securities of the Fund, or by the Board of
Directors. As stated above, the Current Investment Management Agreement automatically terminates in the event of its assignment.

     Scudder has acted as the Investment Manager for the Fund since the Fund commenced operations on April 3, 1996. The Current Investment Management Agreement is dated April 3, 1996, and was last approved by the Directors on July 27, 1997 and by the stockholders of the Fund on April 2, 1996 and continues in effect until July 31, 1998. The Current Investment Management Agreement was last submitted to stockholders prior to its becoming effective, as required by the 1940 Act.

     The New Investment Management Agreement. The New Investment Management Agreement for the Fund will be dated as of the date of the consummation of the Transactions, which is expected to occur in the fourth quarter of 1997, but in no event later than February 28, 1998. The New Investment Management Agreement will be in effect for an initial term ending on the same date as would the Current Investment Management Agreement but for the Transactions, and may continue thereafter from year to year only if specifically approved at least annually by the vote of "a majority of the outstanding voting securities" of the Fund, or by the Board and, in either event, the vote of a majority of the Non-interested Directors, cast in person at a meeting called for such purpose. In the event that stockholders of the Fund do not approve the New Investment Management Agreement, the Current Investment Management Agreement will remain in effect until the closing of the Transactions at which time it would terminate. In such event, the Board of the Corporation will take such action as it deems to be in the best interests of the Fund and its stockholders. In the event the Transactions are not consummated, Scudder will continue to provide services to the Fund in accordance with the terms of the Current Investment Management Agreement for such periods as may be approved at least annually by the Board, including a majority of the Non-interested Directors.

     Differences Between the Current and New Investment Management Agreements. The New Investment Management Agreement is substantially the same as the Current Investment Management Agreement in all material respects. The principal changes that have been made are summarized below. The New Investment Management Agreement reflects conforming changes that have been made in order to promote consistency among all funds currently advised by Scudder and to permit ease of administration. For example, in the New Investment Management Agreement, the term "accounting agents" would be added to the list of service providers to which the Investment Manager must provide information in connection with the payment of dividends and distributions.

     In addition, the New Investment Management Agreement would clarify that purchase and sale opportunities which are suitable for more than one client of the Investment Manager will be allocated by the Investment Manager in an equitable manner.

     Further, the New Investment Management Agreement would clarify the scope of the licensing provisions governing the use of the Scudder name. Specifically, the New Investment Management Agreement identifies Scudder Kemper as the exclusive licensee of the rights to use and sublicense the names "Scudder," "Scudder Kemper Investments, Inc.," and "Scudder, Stevens & Clark, Inc." (together the "Scudder Marks"). Under this license, the Corporation, with respect to the Fund, has the nonexclusive right to use and sublicense the Scudder name and marks as part of its name, and to use the Scudder Marks in the Corporation's investment products and services. This license continues only as long as the New Investment Management Agreement is in place, and only as long as Scudder Kemper continues to be a licensee of the Scudder Marks from Scudder Trust Company, which is the owner and licensor of the Scudder Marks. As a condition of the license, the Corporation, on behalf of the Fund, undertakes certain responsibilities and agrees to certain restrictions, such as agreeing not to challenge the validity of the Scudder Marks or ownership by Scudder Trust Company and the obligation to use the name within commercially reasonable standards of quality. In the event the agreement is terminated, the Corporation, on behalf of the Fund, must not use a name likely to be confused with those associated with the Scudder Marks.

     The New Investment Management Agreement adds conforming language that describes in greater detail the portfolio management services provided by the Investment Manager and adds a new section that describes the administrative responsibilities and duties of the Investment Manager. For example, the section entitled Portfolio Management Services specifies that the Fund will have the benefit of the Investment Manager's analysis and research, and that the Investment Manager will undertake responsibilities such as making records available to regulators and providing periodic reports to the Board. The section entitled Administrative Services is new and describes the types of administrative services that the Investment Manager has been customarily providing to the Fund. For a fuller explanation of the types of administrative services, please refer to the second paragraph under "Description of the Current Investment Management Agreement" in these proxy materials.

     Other conforming changes include: deletion of the Investment Manager's potential responsibility for monitoring the calculation and payment of distributions to stockholders; addition of a provision clarifying that the New Investment Management Agreement supersedes all prior agreements; and addition of a provision replacing New York with Massachusetts as the jurisdiction whose laws will govern the New Investment Management Agreement.

     Investment Manager. Scudder is one of the most experienced investment counsel firms in the United States. It was established in 1919 as a partnership and was restructured as a Delaware corporation in 1985. The principal source of Scudder's income is professional fees received from providing continuing investment advice. Scudder provides investment counsel for many individuals and institutions, including insurance companies, endowments, industrial corporations and financial and banking organizations.

     As stated above, Scudder is a Delaware corporation. Daniel Pierce* is the Chairman of the Board of Scudder, Edmond D. Villani# is President and Chief Executive Officer of Scudder, Stephen R. Beckwith#, Lynn S. Birdsong#, Nicholas Bratt#, E. Michael Brown*, Mark S. Casady*, Linda C. Coughlin*, Margaret D. Hadzima*, Jerard K. Hartman#, Richard A. Holt@, John T. Packard+, Kathryn L. Quirk#, Cornelia M. Small# and Stephen A. Wohler* are the other members of the Board of Directors of Scudder (see footnote for symbol key).. The principal occupation of each of the above named individuals is serving as a Managing Director of Scudder.

     All of the outstanding voting and nonvoting securities of Scudder are held of record by Stephen R. Beckwith, Juris Padegs#, Daniel Pierce and Edmond D. Villani in their capacity as the representatives of the beneficial owners of such securities (the "Representatives"), pursuant to a Security Holders' Agreement among Scudder, the beneficial owners of securities of Scudder and such Representatives. Pursuant to the Security Holders' Agreement, the Representatives have the right to reallocate shares among the beneficial owners from time to time. Such reallocations will be at net book value in cash transactions. All Managing Directors of Scudder own voting and nonvoting stock and all Principals of Scudder own nonvoting stock.

     Directors, officers and employees of Scudder from time to time may enter into transactions with various banks, including the Fund's custodian bank. It is Scudder's opinion that the terms and conditions of those transactions will not be influenced by existing or potential custodial or other Fund relationships.

     Scudder Fund Accounting Corporation ("SFAC"), a subsidiary of Scudder, computes net asset value and provides fund accounting services for the Fund. Scudder Service Corporation ("SSC"), also a subsidiary of Scudder, is the transfer, shareholder servicing and dividend-paying agent for the Fund. Scudder Trust Company ("STC"), an affiliate of Scudder, provides subaccounting and recordkeeping services for stockholder accounts in certain retirement and employee benefit plans. For the fiscal year ended December 31, 1997, the fees paid to SFAC, SSC and STC by the Fund were $0, $15,431 and $0, respectively.

     SFAC, SSC and STC will continue to provide fund accounting, transfer agency, subaccounting and recordkeeping services to the Fund under the current arrangements if the New Investment Management Agreement is approved, unless the proposed reorganization is approved.

     Exhibit B sets forth the fees and other information regarding other investment companies advised by Scudder.

     Brokerage Commissions on Portfolio Transactions. To the maximum extent feasible, Scudder places orders for portfolio transactions through Scudder Investor Services, Inc., Two International Place, Boston, Massachusetts 02110 (the "Distributor") (a corporation registered as a broker/dealer and a subsidiary of Scudder), which in turn places orders on behalf of


_______________________________
*    Two International Place, Boston, Massachusetts
#    345 Park Avenue, New York, New York
+    101 California Street, San Francisco, California
@    Two Prudential Plaza, 180 North Stetson, Suite 5400,
     Chicago, Illinois
the Fund with issuers, underwriters or other brokers and dealers. In selecting brokers and dealers with which to place portfolio transactions for the Fund, Scudder will not consider sales of shares of funds currently advised by ZKI, although it may place such transactions with brokers and dealers that sell shares of funds currently advised by ZKI. The Distributor receives no commissions, fees or other remuneration from the Fund for this service. Allocation of portfolio transactions is supervised by Scudder.

     Required Vote. Approval of this Proposal by the Fund requires the affirmative vote of a "majority of the outstanding voting securities", as defined above, of the Fund. The Directors of the Corporation recommend that the stockholders vote in favor of this Proposal 2.

     PROPOSAL 3:  ELECTION OF DIRECTORS FOR THE CORPORATION

     At the Special Meeting, five Directors are to be elected to constitute the Board of the Corporation. For election of Directors at the Special Meeting, the Board of Directors has approved the nomination of the following individuals: Dr. Rosita P. Chang, Edgar R. Fiedler, Peter B. Freeman, Dr. J. D. Hammond and Richard M. Hunt.

     The persons named as proxies on the enclosed proxy card will vote for the election of the nominees named above unless authority to vote for any or all of the nominees is withheld in the proxy. Each Director so elected will serve as a Director of the Corporation until the next meeting of stockholders, if any, called for the purpose of electing Directors and until the election and qualification of a successor or until such Director sooner dies, resigns or is removed as provided in the Articles of Incorporation of the Corporation. Since the Corporation does not hold annual meetings, Directors will hold office for an indeterminate period.

     Each of the nominees has indicated that he or she is willing to serve as a Director. If any or all of the nominees should become unavailable for election due to events not now known or anticipated, the persons named as proxies will vote for such other nominee or nominees as the Directors may recommend. The following table sets forth certain information concerning the current Directors and the nominees. Unless otherwise noted, each of the Directors and nominees has engaged in the principal occupation listed in the following table for more than five years, but not necessarily in the same capacity.

NOMINEES:
                        Present Office with the Corporation
                          (Date Nominee Became Director),
                              Principal Occupation or
Name (Age)                  Employment and Directorships
----------                  ----------------------------


Dr. Rosita P. Chang    Professor  of Finance, University  of  Rhode
(42)                   Island.  Dr. Chang serves on the Board of  1
                       Trust whose Funds are advised by Scudder.

Edgar R. Fiedler*      Director   (1987).    Senior   Fellow    and
(68)                   Economic  Counsellor, The Conference  Board,
                       Inc.;  Formerly Assistant Secretary  of  the
                       Treasury  for  Economic  Policy.   Director:
                       The     Stanley    Works;    Zurich-American
                       Insurance  Company;  Harris  Insight  Funds;
                       and   Emerging  Mexico  Fund.   Mr.  Fiedler
                       serves  on  the  Boards of an  additional  8
                       Trusts  or  Corporations  whose  Funds   are
                       advised by Scudder.

Peter B. Freeman       Director    (1991).     Trustee,     Eastern
(65)                   Utilities   Associates   (electric   utility
                       holding   company);  Director,  AMICA   Life
                       Insurance  Co.;  Director,  AMICA  Insurance
                       Co.    Formerly:  President,  Fields   Point
                       Management   Co.  and  Goelet   Estate   Co.
                       (private  investment management  companies);
                       Former   Director,  The  Providence  Journal
                       Company  (multi-media company).  Mr. Freeman
                       serves  on  the  Boards of an  additional  9
                       Trusts  or  Corporations  whose  Funds   are
                       advised by Scudder.

Dr. J.D. Hammond       Dean,     Smeal    College    of    Business
(63)                   Administration,      Pennsylvania      State
                       University;   Member  of  the   Board,   The
                       Atlantic   Mutual   Insurance   Co.   Former
                       Trustee,  Provident  Mutual  Life  Insurance
                       Company.   Dr. Hammond serves on the  Boards
                       of an additional 2 Trusts or Corporations whose Funds are advised by Scudder.

Richard M. Hunt        University  Marshall  and  Senior  Lecturer,
(70)                   Harvard  University; Vice Chairman, American
                       Council  on  Germany; Director,  Council  on
                       the  United States and Italy; Life  Trustee,
                       American   Field   Service;   and   Partner,
                       Elmhurst     Investment    Trust     (family
                       investment  firm).  Mr. Hunt serves  on  the
                       Boards   of   an  additional  2  Trusts   or
                       Corporations whose Funds are advised by Scudder.



________________

* Director considered by the Corporation and its counsel to be an "interested person" (as defined in the 1940 Act) of the Corporation or of its investment manager because of his employment by the Investment Manager. Although Mr. Fiedler is currently not an "interested person" he may be deemed to be so in the future by the Commission because of his prior service as a director of Zurich American Insurance Company, a subsidiary of Zurich. Mr. Fiedler resigned from that position in July 1997 and has had no further affiliation with Zurich or any of its affiliates since that date.

CURRENT DIRECTORS
NOT STANDING FOR
RE-ELECTION:


                     Present Office with the Corporation (Date
                                 Became Director),
                             Principal Occupation or
Name (Age)                Employment and Directorships
----------                ----------------------------

Robert W. Lear (80)   Director   (1989).  Executive-in-Residence,
                      Visiting   Professor,  Columbia  University
                      Graduate   School  of  Business;  Director,
                      Equitable   Capital  Partners   Enhancement
                      Yield   Funds.   Former  Director,  Cambrex
                      Corp.

David S. Lee* (63)    Chairman of the Board and Director  (1994).
                      Managing   Director,  Scudder,  Stevens   &
                      Clark,  Inc.; Trustee Emeritus, New England
                      Medical  Center.   Mr. Lee  serves  on  the
                      Boards  of  an  additional  16  Trusts   or
                      Corporations whose Funds are advised by Scudder.

Daniel Pierce* (63)   President  and  Director (1990).   Chairman
                      of  the  Board  and  Managing  Director  of
                      Scudder,  Stevens & Clark, Inc.   Director,
                      Fiduciary  Trust  Company (bank  and  trust
                      company)     and     Fiduciary      Company
                      Incorporated  (bank  and  trust   company).
                      Mr.  Pierce  serves on  the  Boards  of  an
                      additional 18 Trusts or Corporations  whose
                      Funds are advised by Scudder.
________________

* Directors considered by the Corporation and its counsel to be "interested persons" (as defined in the 1940 Act) of the Corporation or of its investment manger because of their employment by the Investment Manager and, in some cases, holding offices with the Corporation.

     As of June 30, 1997, no nominees to or Directors of the Corporation owned directly or beneficially any shares of the Fund.

     To the best of the Corporation's knowledge, as of June 30, 1997, no person owned beneficially more than 5% of the Fund's outstanding shares.

     Responsibilities of the Board - Board and Committee Meetings. The Board of Directors of the Corporation is responsible for the general oversight of Fund business. A majority of the Board's members are not affiliated with Scudder. These Non-interested Directors have primary responsibility for assuring that the Fund is managed in the best interests of its stockholders. The Board met four times in 1996.

     The Board of Directors meets at least quarterly to review the investment performance of the Fund and other operational matters, including policies and procedures designed to assure compliance with various regulatory requirements. At least annually, the Non-interested Directors review the fees paid to the Investment Manager and its affiliates for investment advisory services and other administrative and shareholder services. In this regard, they evaluate, among other things, the Fund's investment performance, the quality and efficiency of the various other services provided, costs incurred by the Investment Manager and its affiliates, and comparative information regarding fees and expenses of competitive funds. They are assisted in this process by the Fund's independent public accountants and by independent legal counsel selected by the Non-interested Directors. In addition, the Non-interested Directors from time to time have established and served on task forces and subcommittees focusing on particular matters such as investment, accounting and shareholder service issues.

     The Board of the Corporation has both an Audit Committee and a Committee on Independent Directors, the responsibilities of which are described below.

     Audit Committee. The Board of the Corporation has an Audit Committee consisting of the Non-interested Directors. The Audit Committee reviews with management and the independent accountants for the Fund, among other things, the scope of the audit and the controls of the Fund and its agents, reviews and approves in advance the type of services to be rendered by independent accountants, recommends the selection of independent accountants for the Fund to the Board and, in general, considers and reports to the Board on matters regarding the Fund's accounting and bookkeeping practices. The Audit Committee met once in 1996.

     Committee on Independent Directors. The Board of the Corporation has a Committee on Independent Directors consisting of all the Non-interested Directors. The Committee is charged with the duty of making all nominations for Non-interested Directors and consideration of other related matters. Stockholders' recommendations as to nominees received by management are referred to the Committee for its consideration and action. The Committee on Independent Directors met once in 1996.

     In addition to the Board and committee meetings listed above, the Directors of the Corporation attended various other meetings on behalf of the Corporation during the year, including meetings with their independent legal counsel and informational meetings.

     Executive Officers. In addition to Mr. Pierce, a Director who is also an officer of the Corporation, the following persons are Executive Officers of the
Corporation:

                     Present Office with the Corporation;      Year First Became
Name (Age)           Principal Occupation or Employment (1)    an Officer (2)
----------           --------------------------------------    --------------


K. Susan Cote (35)   Vice President; Principal of                 1996
                     Scudder, Stevens & Clark, Inc.

Carol L. Franklin    Vice President; Managing                     1996
(44)                 Director of Scudder, Stevens &
                     Clark, Inc.

Jerard K. Hartman    Vice President; Managing                     1996
(64)                 Director of Scudder, Stevens &
                     Clark, Inc.

Thomas W. Joseph     Vice President and Assistant                 1989
(58)                 Secretary; Principal of Scudder,
                     Stevens & Clark, Inc.

Thomas F. McDonough  Vice President and Secretary;                1989
(50)                 Principal of Scudder, Stevens &
                     Clark, Inc.

Pamela A. McGrath    Vice President and Treasurer;                1991
(43)                 Managing Director of Scudder,
                     Stevens & Clark, Inc.

Kathryn L. Quirk     Vice President; Managing                     1996
(44)                 Director of Scudder, Stevens &
                     Clark, Inc.


___________________
(1) Unless otherwise stated, all of the Executive Officers have been associated with the Corporation for more than five years, although not necessarily in the same capacity.
(2) The President, Treasurer and Secretary each holds office until his or her successor has been duly elected and qualified, and all other officers hold offices in accordance with the By-laws of the Corporation.

     Compensation of Directors and Officers. The Corporation pays each Non-interested Director an annual Director's fee plus specified amounts for Board and committee meetings attended and compensates him or her for expenses related to Corporation business.

     Scudder supervises the Fund's investments, pays the compensation and certain expenses of its personnel who serve as Directors and officers of the Corporation and receives a management fee for its services. Several of the Corporation's officers and Directors are also officers, Directors, employees or stockholders of Scudder and participate in the fees paid to that firm, although the Corporation makes no direct payments to them other than for reimbursement of travel expenses in connection with their attendance at Directors' and committee meetings.

     The following Compensation Table provides in tabular form the following data:

     Column (1) All Directors who receive compensation from the Corporation.

     Column (2) Aggregate compensation received by each Director of the Corporation during the calendar year 1996.

     Column (3) Total compensation received by each Director from funds managed by Scudder (collectively, the "Fund Complex") during the calendar year 1996.

     The Directors do not receive any pension or retirement benefits from the Corporation.

                     COMPENSATION TABLE
      (1)                   (2)                      (3)
                   Aggregate Compensation
                                                Total Compensation From
                       Scudder Institutional    the Corporation and Fund
Name of Director       Fund, Inc.               Complex Paid to Director
----------------       ----------               ------------------------


Edgar R.                  $17,907               $108,083 (20 Funds)
Fiedler*

Peter B. Freeman          $ 9,076               $131,734 (33 Funds)

Robert W. Lear            $ 9,076               $33,049 (11 Funds)


* Mr. Fiedler received $17,907 through a deferred compensation program. As of December 31, 1996, Mr. Fiedler had a total of $420,490 accrued over a number of years in a deferred compensation program for serving on the Board of Directors of Scudder Institutional Fund, Inc. and Scudder Fund, Inc.

     Required Vote. Election of each of the listed nominees for Director requires the affirmative vote of a plurality of the votes of the Corporation cast at the Special Meeting in person or by proxy. This means that the five nominees receiving the largest number of votes will be elected. The Directors of the Corporation recommend that the stockholders vote in favor of each of the nominees listed in this Proposal 3.

             PROPOSAL 4:  RATIFICATION OR REJECTION
           OF THE SELECTION OF INDEPENDENT ACCOUNTANTS

     The Board of  Directors  of the  Corporation,  including  a majority of the
Non-interested   Directors,   has  selected  Price  Waterhouse  LLP  to  act  as
independent accountants of the Fund for the current fiscal year. Price Waterhouse LLP are independent accountants and have advised the Fund that they have no direct financial interest or material indirect financial interest in the Fund. One or more representatives of Price Waterhouse LLP are expected to be present at the Special Meeting and will have an opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions posed by stockholders or management.

     Required Vote. Ratification of the selection of independent accountants requires the affirmative vote of a majority of the votes cast at the Special Meeting in person or by proxy. The Directors recommend that the stockholders of the Fund vote in favor of this Proposal 4.


                     ADDITIONAL INFORMATION

     General. The cost of preparing, printing and mailing the enclosed proxy, accompanying notice and proxy statement and all other costs incurred in connection with the solicitation of proxies, including any additional solicitation made by letter, telephone or telegraph, will be paid by Scudder. In addition to solicitation by mail, certain officers and representatives of the Corporation, officers and employees of Scudder and certain financial services firms and their representatives, who will receive no extra compensation for their services, may solicit proxies by telephone, telegram or personally.

     Shareholder Communications Corporation ("SCC") has been engaged to assist in the solicitation of proxies. As the Special Meeting date approaches, certain stockholders of the Fund may receive a telephone call from a representative of SCC if their vote has not yet been received. Authorization to permit SCC to execute proxies may be obtained by telephonic or electronically transmitted instructions from stockholders of the Fund. Proxies that are obtained telephonically will be recorded in accordance with the procedures set forth below. The Directors believe that these procedures are reasonably designed to ensure that the identity of the stockholder casting the vote is accurately determined and that the voting instructions of the stockholder are accurately determined.

     In all cases where a telephonic proxy is solicited, the SCC representative is required to ask for each stockholder's full name, address, social security or employer identification number, title (if the stockholder is authorized to act on behalf of an entity, such as a corporation), and the number of shares owned and to confirm that the stockholder has received the proxy statement/prospectus and card in the mail. If the information solicited agrees with the information provided to SCC, then the SCC representative has the responsibility to explain the process, read the proposals listed on the proxy card, and ask for the stockholder's instructions on each proposal. The SCC representative, although he or she is permitted to answer questions about the process, is not permitted to recommend to the stockholder how to vote, other than to read any recommendation set forth in the proxy statement. SCC will record the stockholder's instructions on the card. Within 72 hours, the stockholder will be sent a letter or mailgram to confirm his or her vote and asking the stockholder to call SCC immediately if his or her instructions are not correctly reflected in the confirmation.

     If the stockholder wishes to participate in the Special Meeting, but does not wish to give his or her proxy by telephone, the stockholder may still submit the proxy card originally sent with the proxy statement or attend in person. Should stockholders require additional information regarding the proxy or replacement proxy cards, they may contact SCC toll-free at 1- 800-733-8481, ext.
488. Any proxy given by a stockholder, whether in writing or by telephone, is revocable.

     Proposals of Stockholders. Stockholders wishing to submit proposals for inclusion in a proxy statement for a stockholder meeting subsequent to the Special Meeting, if any, should send their written proposals to the Secretary of the Corporation, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, NY 10154, within a reasonable time before the solicitation of proxies for such meeting. The timely submission of a proposal does not guarantee its inclusion.

     Other Matters to Come Before the Special Meeting. The Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than the matters set forth herein. Should any other matters requiring a vote of stockholders arise, the proxy in the accompanying form will confer upon the person or persons entitled to vote the shares represented by such proxy the discretionary authority to vote the shares as to any such other matters in accordance with their best judgment in the interest of the Corporation and/or Fund.

PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S)
PROMPTLY.  NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

By order of the Board of Directors,



Thomas F. McDonough
Secretary

                                    Exhibit A
                                    ---------

                                     Form of

                       New Investment Management Agreement

                                                                       Exhibit A

                                  Name of Fund
                                 345 Park Avenue
                            New York, New York 10154

                                                                    , 199_

Scudder Kemper Investments, Inc.
345 Park Avenue
New York, New York  10154

                 Investment Management Agreement
                        [Name of Series]

Ladies and Gentlemen:

     [Name of Corporation] (the "Corporation") has been established as a Maryland corporation to engage in the business of an investment company.
Pursuant to the Corporation's Articles of Incorporation, as amended from time-to-time (the "Articles"), the Board of Directors has divided the Corporation's shares of capital stock, par value $__ per share, (the "Shares") into separate series, or funds, including [name of series] (the "Fund"). Series may be abolished and dissolved, and additional series established, from time to time by action of the Directors.

     The Corporation, on behalf of the Fund, has selected you to act as the sole investment manager of the Fund and to provide certain other services, as more fully set forth below, and you have indicated that you are willing to act as such investment manager and to perform such services under the terms and conditions hereinafter set forth. Accordingly, the Corporation on behalf of the Fund agrees with you as follows:

     1. Delivery of Documents. The Corporation engages in the business of investing and reinvesting the assets of the Fund in the manner and in accordance with the investment objectives, policies and restrictions specified in the currently effective Prospectus (the "Prospectus") and Statement of Additional Information (the "SAI") relating to the Fund included in the Corporation's Registration Statement on Form N-1A, as amended from time to time, (the "Registration Statement") filed by the Corporation under the Investment Company Act of 1940, as amended, (the "1940 Act") and the Securities Act of 1933, as amended. Copies of the documents referred to in the preceding sentence have been furnished to you by the Corporation. The Corporation has also furnished you with copies properly certified or authenticated of each of the following additional documents related to the Corporation and the Fund:

(a) The Articles dated __________, 19__, as amended to date.

(b) By-Laws of the Corporation as in effect on the date hereof (the "By-Laws").

(c) Resolutions of the Directors of the Corporation and the shareholders of the Fund selecting you as investment manager and approving the form of this Agreement.

     The Corporation will furnish you from time to time with copies, properly certified or authenticated, of all amendments of or supplements, if any, to the foregoing, including the Prospectus, the SAI and the Registration Statement.

     2. Sublicense to Use the Scudder Trademarks. As exclusive licensee of the rights to use and sublicense the use of the "Scudder" and ["Scudder Kemper Investments, Inc."/"Scudder, Stevens & Clark, Inc."] trademarks (together, the "Scudder Marks"), you hereby grant the Corporation a nonexclusive right and sublicense to use (i) the "Scudder" name and mark as part of the Corporation's name (the "Fund Name"), and (ii) the Scudder Marks in connection with the Corporation's investment products and services, in each case only for so long as this Agreement, any other investment management agreement between you (or any organization which shall have succeeded to your business as investment manager ("your Successor")) and the Corporation, or any extension, renewal or amendment hereof or thereof remains in effect, and only for so long as you are a licensee of the Scudder Marks, provided however, that you agree to use your best efforts to maintain your license to use and sublicense the Scudder Marks. The Corporation agrees that it shall have no right to sublicense or assign rights to use the Scudder Marks, shall acquire no interest in the Scudder Marks other than the rights granted herein, that all of the Corporation's uses of the Scudder Marks shall inure to the benefit of Scudder Trust Company as owner and licensor of the Scudder Marks (the "Trademark Owner"), and that the Corporation shall not challenge the validity of the Scudder Marks or the Trademark Owner's ownership thereof. The Corporation further agrees that all services and products it offers in connection with the Scudder Marks shall meet commercially reasonable standards of quality, as may be determined by you or the Trademark Owner from time to time, provided that you acknowledge that the services and products the Corporation rendered during the one-year period preceding the date of this Agreement are acceptable. At your reasonable request, the Corporation shall cooperate with you and the Trademark Owner and shall execute and deliver any and all documents necessary to maintain and protect (including but not limited to in connection with any trademark infringement action) the Scudder Marks and/or enter the Corporation as a registered user thereof. At such time as this Agreement or any other investment management agreement shall no longer be in effect between you (or your Successor) and the Corporation, or you no longer are a licensee of the Scudder Marks, the Corporation shall (to the extent that, and as soon as, it lawfully can) cease to use the Fund Name or any other name indicating that it is advised by, managed by or otherwise connected with you (or your Successor) or the Trademark Owner. In no event shall the Corporation use the Scudder Marks or any other name or mark confusingly similar thereto (including, but not limited to, any name or mark that includes the name "Scudder") if this Agreement or any other investment advisory agreement between you (or your Successor) and the Fund is terminated.

     3. Portfolio Management Services. As manager of the assets of the Fund, you shall provide continuing investment management of the assets of the Fund in accordance with the investment objectives, policies and restrictions set forth in the Prospectus and SAI; the applicable provisions of the 1940 Act and the

Internal Revenue Code of 1986, as amended, (the "Code") relating to regulated investment companies and all rules and regulations thereunder; and all other applicable federal and state laws and regulations of which you have knowledge; subject always to policies and instructions adopted by the Corporation's Board of Directors. In connection therewith, you shall use reasonable efforts to manage the Fund so that it will qualify as a regulated investment company under Subchapter M of the Code and regulations issued thereunder. The Fund shall have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to your investment advisory clients. In managing the Fund in accordance with the requirements set forth in this section 3, you shall be entitled to receive and act upon advice of counsel to the Corporation or counsel to you. You shall also make available to the Corporation promptly upon request all of the Fund's investment records and ledgers as are necessary to assist the Corporation in complying with the requirements of the 1940 Act and other applicable laws. To the extent required by law, you shall furnish to regulatory authorities having the requisite authority any information or reports in connection with the services provided pursuant to this Agreement which may be requested in order to ascertain whether the operations of the Corporation are being conducted in a manner consistent with applicable laws and regulations.

     You shall determine the securities, instruments, investments, currencies, repurchase agreements, futures, options and other contracts relating to investments to be purchased, sold or entered into by the Fund and place orders with broker-dealers, foreign currency dealers, futures commission merchants or others pursuant to your determinations and all in accordance with Fund policies as expressed in the Registration Statement. You shall determine what portion of the Fund's portfolio shall be invested in securities and other assets and what portion, if any, should be held uninvested.

     You shall furnish to the Corporation's Board of Directors periodic reports on the investment performance of the Fund and on the performance of your obligations pursuant to this Agreement, and you shall supply such additional reports and information as the Corporation's officers or Board of Directors shall reasonably request.

     4. Administrative Services. In addition to the portfolio management services specified above in section 3, you shall furnish at your expense for the use of the Fund such office space and facilities in the United States as the Fund may require for its reasonable needs, and you (or one or more of your affiliates designated by you) shall render to the Corporation administrative services on behalf of the Fund necessary for operating as an open-end investment company and not provided by persons not parties to this Agreement including, but not limited to, preparing reports to and meeting materials for the Corporation's Board of Directors and reports and notices to Fund shareholders; supervising, negotiating contractual arrangements with, to the extent appropriate, and monitoring the performance of, accounting agents, custodians, depositories, transfer agents and pricing agents, accountants, attorneys, printers, underwriters, brokers and dealers, insurers and other persons in any capacity deemed to be necessary or desirable to Fund operations; preparing and making filings with the Securities and Exchange Commission (the "SEC") and other regulatory and self-regulatory organizations, including, but not limited to, preliminary and definitive proxy materials, post-effective amendments to the Registration Statement, semi-annual reports on Form N-SAR and notices pursuant to Rule 24f-2 under the 1940 Act; overseeing the tabulation of proxies by the Fund's transfer agent; assisting in the preparation and filing of the Fund's federal, state and local tax returns; preparing and filing the Fund's federal excise tax return pursuant to Section 4982 of the Code; providing assistance with investor and public relations matters; monitoring the valuation of portfolio securities and the calculation of net asset value; monitoring the registration of Shares of the Fund under applicable federal and state securities laws; maintaining or causing to be maintained for the Fund all books, records and reports and any other information required under the 1940 Act, to the extent that such books, records and reports and other information are not maintained by the Fund's custodian or other agents of the Fund; assisting in establishing the accounting policies of the Fund; assisting in the resolution of accounting issues that may arise with respect to the Fund's operations and consulting with the Fund's independent accountants, legal counsel and the Fund's other agents as necessary in connection therewith; establishing and monitoring the Fund's operating expense budgets; reviewing the Fund's bills; processing the payment of bills that have been approved by an authorized person; assisting the Fund in determining the amount of dividends and distributions available to be paid by the Fund to its shareholders, preparing and arranging for the printing of dividend notices to shareholders, and providing the transfer and dividend paying agent, the custodian, and the accounting agent with such information as is required for such parties to effect the payment of dividends and distributions; and otherwise assisting the Corporation as it may reasonably request in the conduct of the Fund's business, subject to the direction and control of the Corporation's Board of Directors. Nothing in this Agreement shall be deemed to shift to you or to diminish the obligations of any agent of the Fund or any other person not a party to this Agreement which is obligated to provide services to the Fund.

     5. Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 5, you shall pay the compensation and expenses of all Directors, officers and executive employees of the Corporation (including the Fund's share of payroll taxes) who are affiliated persons of you, and you shall make available, without expense to the Fund, the services of such of your directors, officers and employees as may duly be elected officers of the Corporation, subject to their individual consent to serve and to any limitations imposed by law. You shall provide at your expense the portfolio management services described in section 3 hereof and the administrative services described in section 4 hereof.

     You shall not be required to pay any expenses of the Fund other than those specifically allocated to you in this section 5. In particular, but without limiting the generality of the foregoing, you shall not be responsible, except to the extent of the reasonable compensation of such of the Fund's Directors and officers as are directors, officers or employees of you whose services may be involved, for the following expenses of the Fund: organization expenses of the Fund (including out-of-pocket expenses, but not including your overhead or employee costs); fees payable to you and to any other Fund advisors or consultants; legal expenses; auditing and accounting expenses; maintenance of books and records which are required to be maintained by the Fund's custodian or other agents of the Corporation; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by the Fund in connection with membership in investment company trade organizations; fees and expenses of the Fund's accounting agent, custodians, subcustodians, transfer agents, dividend disbursing agents and registrars; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates and, except as provided below in this section 5, other expenses in connection with the issuance, offering, distribution, sale, redemption or repurchase of securities issued by the Fund; expenses relating to investor and public relations; expenses and fees of registering or qualifying Shares of the Fund for sale; interest charges, bond premiums and other insurance expense; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; the compensation and all expenses (specifically including travel expenses relating to Corporation business) of Directors, officers and employees of the Corporation who are not affiliated persons of you; brokerage commissions or other costs of acquiring or disposing of any portfolio securities of the Fund; expenses of printing and distributing reports, notices and dividends to shareholders; expenses of printing and mailing Prospectuses and SAIs of the Fund and supplements thereto; costs of stationery; any litigation expenses; indemnification of Directors and officers of the Corporation; costs of shareholders' and other meetings; and travel expenses (or an appropriate portion thereof) of Directors and officers of the Corporation who are directors, officers or employees of you to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Corporation or any committees thereof or advisors thereto held outside of Boston, Massachusetts or New York, New York.

     You shall not be required to pay expenses of any activity which is primarily intended to result in sales of Shares of the Fund if and to the extent that (i) such expenses are required to be borne by a principal underwriter which acts as the distributor of the Fund's Shares pursuant to an underwriting agreement which provides that the underwriter shall assume some or all of such expenses, or (ii) the Corporation on behalf of the Fund shall have adopted a plan in conformity with Rule 12b-1 under the 1940 Act providing that the Fund (or some other party) shall assume some or all of such expenses. You shall be required to pay such of the foregoing sales expenses as are not required to be paid by the principal underwriter pursuant to the underwriting agreement or are not permitted to be paid by the Fund (or some other party) pursuant to such a plan.

     6. Management Fee. For all services to be rendered, payments to be made and costs to be assumed by you as provided in sections 3, 4 and 5 hereof, the Corporation on behalf of the Fund shall pay you in United States Dollars on the last day of each month the unpaid balance of a fee equal to the excess of (a) 1/12 of ____ of 1 percent of the average daily net assets as defined below of the Fund for such month; [provided that, for any calendar month during which the average of such values exceeds $________, the fee payable for that month based on the portion of the average of such values in excess of $________ shall be 1/12 of __ of 1 percent of such portion;] [and provided that, for any calendar month during which the average of such values exceeds $________, the fee payable for that month based on the portion of the average of such values in excess of $________ shall be 1/12 of ____ of 1 percent of such portion;] over any compensation waived by you from time to time (as more fully described below). You shall be entitled to receive during any month such interim payments of your fee hereunder as you shall request, provided that no such payment shall exceed 75 percent of the amount of your fee then accrued on the books of the Fund and unpaid.

     The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (New York time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such time. The value of the net assets of the Fund shall always be determined pursuant to the applicable provisions of the Articles and the Registration Statement. If the determination of net asset value does not take place for any particular day, then for the purposes of this section 6, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of 4:00 p.m. (New York time), or as of such other time as the value of the net assets of the Fund's portfolio may be lawfully determined on that day. If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 6.

     You may waive all or a portion of your fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of your services. You shall be contractually bound hereunder by the terms of any publicly announced waiver of your fee, or any limitation of the Fund's expenses, as if such waiver or limitation were fully set forth herein.

     7. Avoidance of Inconsistent Position; Services Not Exclusive. In connection with purchases or sales of portfolio securities and other investments for the account of the Fund, neither you nor any of your directors, officers or employees shall act as a principal or agent or receive any commission. You or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other investments for the Fund's account with brokers or dealers selected by you in accordance with Fund policies as expressed in the Registration Statement. If any occasion should arise in which you give any advice to clients of yours concerning the Shares of the Fund, you shall act solely as investment counsel for such clients and not in any way on behalf of the Fund.

     Your services to the Fund pursuant to this Agreement are not to be deemed to be exclusive and it is understood that you may render investment advice, management and services to others. In acting under this Agreement, you shall be an independent contractor and not an agent of the Corporation.

     8. Limitation of Liability of Manager. As an inducement to your undertaking to render services pursuant to this Agreement, the Corporation agrees that you shall not be liable under this Agreement for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect you against any liability to the Corporation, the Fund or its shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties, or by reason of your reckless disregard of your obligations and duties hereunder. Any person, even though also employed by you, who may be or become an employee of and paid by the Fund shall be deemed, when acting within the scope of his or her employment by the Fund, to be acting in such employment solely for the Fund and not as your employee or agent.

     9. Duration and Termination of This Agreement. This Agreement shall remain in force until September 30, 19__, and continue in force from year to year thereafter, but only so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Directors of the Corporation, or by the vote of a majority of the outstanding voting securities of the Fund. The aforesaid requirement that continuance of this Agreement be "specifically approved at least annually" shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder and any applicable SEC exemptive order therefrom.

     This Agreement may be terminated with respect to the Fund at any time, without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or by the Corporation's Board of Directors on 60 days' written notice to you, or by you on 60 days' written notice to the Corporation. This Agreement shall terminate automatically in the event of its assignment.

     10. Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved in a manner consistent with the 1940 Act and rules and regulations thereunder and any applicable SEC exemptive order therefrom.

     11. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     In interpreting the provisions of this Agreement, the definitions contained in Section 2(a) of the 1940 Act (particularly the definitions of "affiliated person," "assignment" and "majority of the outstanding voting securities"), as from time to time amended, shall be applied, subject, however, to such exemptions as may be granted by the SEC by any rule, regulation or order.

     This Agreement shall be construed in accordance with the laws of the State of Maryland, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, or in a manner which would cause the Fund to fail to comply with the requirements of Subchapter M of the Code.

     This Agreement shall supersede all prior investment advisory or management agreements entered into between you and the Corporation on behalf of the Fund.

     If you are in agreement with the foregoing, please execute the form of acceptance on the accompanying counterpart of this letter and return such counterpart to the Corporation, whereupon this letter shall become a binding contract effective as of the date of this Agreement.


                                   Yours very truly,

                                   [NAME OF CORPORATION], on behalf of

                                   Scudder _______________ Fund




                                   By:
                                   ______________________________
                                       President

     The foregoing Agreement is hereby accepted as of the date hereof.

                                  SCUDDER KEMPER INVESTMENTS,
                                   INC.




                                  By:
                                   ______________________________
                                        Managing Director

                                    Exhibit B
                                    ---------

                           Other Investment Companies

                               Advised by Scudder

                                                                       Exhibit B

                                 Investment Objectives and Advisory Fees
                          For Funds Advised by Scudder, Stevens & Clark, Inc.


  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


Money Market
  Scudder U.S. Treasury     Safety, liquidity, and stability of capital    0.500% of net    $398,597,054
  Money Fund                and, consistent therewith, current income.     assets+

  Scudder Cash Investment   Stability of capital while maintaining         0.500% to $250   $1,430,623,516
  Trust                     liquidity of capital and providing current     million
                            income from money market securities.           0.450% next
                                                                           $250 million
                                                                           0.400% next
                                                                           $500 million
                                                                           0.350%
                                                                           thereafter +

  Scudder Money Market      High level of current income consistent with   0.250% of net    $384,509,425**
  Series                    preservation of capital and liquidity by       assets
                            investing in a broad range of short-term
                            money market instruments.

  Scudder Government Money  High level of current income consistent with   0.250% of net    $36,794,563**
  Market Series             preservation of capital and liquidity by       assets
                            investing exclusively in obligations issued
                            or guaranteed by the U.S. Government or its
                            agencies or instrumentalities and in certain
                            repurchase agreements.

Tax Free Money Market
  Scudder Tax Free Money    Income exempt from regular federal income      0.500% to $500   $220,245,241
  Fund                      taxes and stability of principal through       million
                            investments in municipal securities.           0.480%
                                                                           thereafter+

  Scudder Tax Free Money    High level of current income consistent with   0.250% of net    $79,695,218**
  Market Series             preservation of capital and liquidity,         assets
                            exempt from federal income tax by investing
                            primarily in high quality municipal
                            obligations.

  Scudder California Tax    Stability of capital and the maintenance of    0.500% of net    $68,695,680
  Free Money Fund           a constant net asset value of $1.00 per        assets+
                            share while providing California tax payers
                            income exempt from both California state
                            personal and regular federal income tax
                            through investment in high quality, short-
                            term tax-exempt California municipal
                            securities.

----------------------
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.
**   Assets as of 7/31/91.
+    Subject to waivers and/or expense limitations.

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  Scudder New York Tax Free Stability of capital and income exempt from    0.500% of net    $59,538,652
  Money Fund                New York state and New York City personal      assets+
                            income taxes and regular federal income tax
                            through investment in high quality, short-
                            term municipal securities in New York.

Tax Free
  Scudder Limited Term Tax  High level of income exempt from regular       0.600% of net    $123,660,431
  Free Fund                 federal income tax consistent with a high      assets+
                            degree of principal stability.

  Scudder Medium Term Tax   High level of income exempt from regular       0.600% to $500   $650,504,081
  Free Fund                 federal income tax and limited principal       million
                            fluctuation through investment primarily in    0.500%
                            high grade intermediate term municipal         thereafter
                            securities.

  Scudder Managed Municipal Income exempt from regular federal income      0.550% to $200   $737,422,861
  Bonds                     tax primarily through investments in high-     million
                            grade long-term municipal securities.          0.500% next
                                                                           $500 million
                                                                           0.475%
                                                                           thereafter

  Scudder High Yield Tax    High level of income, exempt from regular      0.650% to $300   $293,101,021
  Free Fund                 federal income tax, from an actively managed   million
                            portfolio consisting primarily of investment   0.600%
                            grade municipal securities.                    thereafter

  Scudder California Tax    Income exempt from both California state       0.625% to $200   $288,576,041
  Free Fund                 personal income tax and regular federal        million
                            income tax primarily through investment        0.600%
                            grade municipal securities.                    thereafter

  Scudder Massachusetts     A high level of income exempt from both        0.600% of net    $65,505,088
  Limited Term Tax Free     Massachusetts personal income tax and          assets+
  Fund                      regular federal income tax as is consistent
                            with a high degree of price stability.

  Scudder Massachusetts Tax A high level of income exempt from both        0.600% of net    $329,842,169
  Free Fund                 Massachusetts personal income tax and          assets
                            regular federal income tax through
                            investment primarily in long-term investment-
                            grade municipal securities in Massachusetts.

  Scudder New York Tax Free Income exempt from New York state and New      0.625% to $200   $180,647,157
  Fund                      York City personal income taxes and regular    million
                            federal income tax through investment          0.600%
                            primarily in long-term investment-grade        thereafter
                            municipal securities in New York.

-----------------------------

+    Subject to waivers and/or expense  limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.

                                       2

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  Scudder Ohio Tax Free     Income exempt from Ohio personal income tax    0.600% of net    $84,109,009
  Fund                      and regular federal income tax through         assets+
                            investment primarily in investment-grade
                            municipal securities in Ohio.

  Scudder Pennsylvania Tax  Income exempt from Pennsylvania personal       0.600% of net    $74,177,997
  Free Fund                 income tax and regular federal income tax      assets+
                            through investment primarily in investment-
                            grade municipal securities in Pennsylvania.

U.S. Income
  Scudder Short Term Bond   High level of income consistent with a high    0.600% to $500   $1,468,170,885
  Fund                      degree of principal stability through          million
                            investments primarily in high quality short-   0.500% next
                            term bonds.                                    $500 million
                                                                           0.450% next
                                                                           $500 million
                                                                           0.400% next
                                                                           $500 million
                                                                           0.375% next $1
                                                                           billion
                                                                           0.350%
                                                                           thereafter

  Scudder Zero Coupon 2000  High investment returns over a selected        0.600% of net    $25,440,414
  Fund                      period as is consistent with investment in     assets+
                            U.S. Government securities and the
                            minimization of reinvestment risk.

  Scudder GNMA Fund         High current income and safety of principal    0.650% to $200   $383,008,164
                            primarily from investment in U.S. Government   million
                            guaranteed mortgage-backed GNMA securities.    0.600% next
                                                                           $300 million
                                                                           0.550%
                                                                           thereafter

  Scudder Income Fund       A high level of income, consistent with the    0.650% to $200   $578,519,502
                            prudent investment of capital, through a       million
                            flexible investment program emphasizing high-  0.600% next
                            grade bonds.                                   $300 million
                                                                           0.550%
                                                                           thereafter

  Scudder High Yield Bond   A high level of current income and capital     0.700% of net    $73,523,094
  Fund                      appreciation through investment primarily in   assets
                            below investment-grade domestic debt
                            securities.

Global Income
  Scudder Global Bond Fund  Total return with an emphasis on current       0.750% to $1     $217,403,907
                            income by investing primarily in high-grade    billion
                            bonds denominated in foreign currencies and    0.700%
                            the U.S. dollar.                               thereafter+

-----------------------------------
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.



                                       3

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  Scudder International     Income primarily by investing in high-grade    0.850% to $1     $235,993,183
  Bond Fund                 international bonds and protection and         billion
                            possible enhancement of principal value by     0.800%
                            actively managing currency, bond market and    thereafter
                            maturity exposure and by security selection

  Scudder Emerging Markets  High current income and, secondarily, long-    1.000% of net    $304,607,984
  Income Fund               term capital appreciation by investing         assets
                            primarily in high-yielding debt securities
                            issued in emerging markets.

Asset Allocation
  Scudder Pathway           Current income and, secondarily, long-term     There will be    $13,928,759***
  Conservative Portfolio    growth of capital by investing substantially   no fee as the
                            in Scudder bond mutual funds, but will have    Manager will
                            some exposure to Scudder equity mutual         receive a fee
                            funds.                                         from the
                                                                           underlying
                                                                           funds.

  Scudder Pathway Balanced  Balance of growth and income by investing in   There will be    $167,721,722***
  Portfolio                 a mix of Scudder money market, bond and        no fee as the
                            equity mutual funds.                           Manager will
                                                                           receive a fee
                                                                           from the
                                                                           underlying
                                                                           funds.

  Scudder Pathway Growth    Long-term growth of capital by investing       There will be    $42,234,535***
  Portfolio                 predominantly in Scudder equity mutual funds   no fee as the
                            designed to provide long-term growth.          Manager will
                                                                           receive a fee
                                                                           from the
                                                                           underlying
                                                                           funds.

  Scudder Pathway           Maximize total return by investing in a        There will be    $8,983,598***
  International Portfolio   select mix of established international and    no fee as the
                            global Scudder Funds.                          Manager will
                                                                           receive a fee
                                                                           from the
                                                                           underlying
                                                                           funds.

U.S. Growth and Income
  Scudder Balanced Fund     A balance of growth and income from a          0.700% of net    $109,541,542
                            diversified portfolio of equity and fixed      assets+
                            income securities and long-term preservation
                            of capital through a quality oriented
                            investment approach designed to reduce risk.

--------------------------------
***  Assets as of 6/30/97.
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.

                                       4

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  Scudder Growth and Income Long-term growth of capital, current income    0.600% to $500   $4,186,481,205
  Fund                      and growth of income primarily from common     million
                            stocks, preferred stocks and securities        0.550% next
                            convertible into common stocks.                $500 million
                                                                           0.500% next
                                                                           $500 million
                                                                           0.475% next
                                                                           $500 million
                                                                           0.450% next $1
                                                                           billion
                                                                           0.425% next
                                                                           $1.5 billion
                                                                           0.405%
                                                                           thereafter
U.S. Growth

  Scudder Large Company     Maximize long-term capital appreciation        0.750% to $500   $1,651,459,797
  Value Fund (formerly      through a value driven investment program      million
  Scudder Capital Growth    emphasizing common stocks and preferred        0.650% next
  Fund)                     stocks.                                        $500 million
                                                                           0.600% next
                                                                           $500 million
                                                                           0.550%
                                                                           thereafter

  Scudder Value Fund        Long-term growth of capital through            0.700% of net    $88,874,292
                            investment in undervalued equity securities.   assets

  Scudder Small Company     Long-term growth of capital by investing       0.750% of net    $41,187,186
  Value Fund                primarily in undervalued equity securities     assets
                            of small U.S. companies.

  Scudder Micro Cap Fund    Long-term growth of capital by investing       0.750% of net    $72,048,339***
                            primarily in a diversified portfolio of U.S.   assets
                            micro-cap common stocks.

  Scudder Classic Growth    Long-term growth of capital while keeping      0.700% of net    $33,867,066
  Fund                      the value of its shares more stable than       assets
                            other growth mutual funds.

  Scudder Large Company     Long-term growth of capital through            0.700% of net    $221,253,633
  Growth Fund (formerly     investment primarily in the equity             assets
  Scudder Quality Growth    securities of seasoned, financially strong
  Fund)                     U.S. growth companies.

  Scudder Development Fund  Long-term growth of capital by investing       1.000% to $500   $861,564,138
                            primarily in equity securities of emerging     million
                            growth companies.                              0.950% next
                                                                           $500 million
                                                                           0.900%
                                                                           thereafter

  Scudder 21st Century      Long-term growth of capital by investing       1.000% of net    $20,942,531***
  Growth Fund               primarily in the securities of emerging        assets+
                            growth companies poised to be leaders in the
                            21st century.

--------------------------------
***  Assets as of 6/30/97.
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.

                                       5

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


Global Growth
  Scudder Global Fund       Long-term growth of capital through            Effective        $1,604,465,769
                            investment in a diversified portfolio of       9/11/97:
                            marketable foreign and domestic securities,    1.000% to $500
                            primarily equity securities.                   million
                                                                           0.950% next
                                                                           $500 million
                                                                           0.900%
                                                                           thereafter

  Institutional             Long-term growth of capital primarily          0.900% of net    $17,897,508
  International Equity      through a diversified portfolio of             assets+
  Portfolio                 marketable foreign equity securities.

  Scudder International     Long-term growth of capital and current        1.000% of net    $25,631,898***
  Growth and Income Fund    income primarily from foreign equity           assets+
                            securities

  Scudder International     Long-term growth of capital primarily          0.900% to $500   $2,583,030,686
  Fund                      through a diversified portfolio of             million
                            marketable foreign equity securities.          0.850% next
                                                                           $500 million
                                                                           0.800% next $1
                                                                           billion
                                                                           0.750% next $1
                                                                           billion
                                                                           0.700%
                                                                           thereafter

  Scudder Global Discovery  Above-average capital appreciation over the    1.100% of net    $350,829,980
  Fund                      long-term by investing primarily in the        assets
                            equity securities of small companies located
                            throughout the world.

  Scudder Emerging Markets  Long-term growth of capital primarily          1.25% of net     $75,793,693
  Growth Fund               through equity investments in emerging         assets+
                            markets around the globe.

  Scudder Gold Fund         Maximum return consistent with investing in    1.000% of net    $163,932,814
                            a portfolio of gold-related equity             assets
                            securities and gold.

  Scudder Greater Europe    Long-term growth of capital through            1.000% of net    $120,300,058
  Growth Fund               investment primarily in the equity             assets
                            securities of European companies.

  Scudder Pacific           Long-term growth of capital primarily          1.100% of net    $329,391,540
  Opportunities Fund        through investment in the equity securities    assets
                            of Pacific Basin companies, excluding Japan.

-------------------------------
***  Assets as of 6/30/97.
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.

                                       6

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  Scudder Latin America     Long-term capital appreciation through         Effective        $621,914,690
  Fund                      investment primarily in the securities of      9/11/97:
                            Latin American issuers.                        1.250% to $1
                                                                           billion
                                                                           1.150%
                                                                           thereafter

  The Japan Fund, Inc.      Long-term capital appreciation through         0.850% to $100   $385,963,962
                            investment primarily in equity securities of   million
                            Japanese companies.                            0.750% next
                                                                           $200 million
                                                                           0.700% next
                                                                           $300 million
                                                                           0.650%
                                                                           thereafter

Closed-End Funds
  The Argentina Fund, Inc.  Long-term capital appreciation through         Advisor:         $117,596,046
                            investment primarily in equity securities of   Effective
                            Argentine issuers.                             11/1/97:
                                                                           1.100% of net
                                                                           assets
                                                                           Sub-Advisor:
                                                                           Paid by
                                                                           Advisor.
                                                                           0.160% of net
                                                                           assets

  The Brazil Fund, Inc.     Long-term capital appreciation through         1.200% to $150   $417,981,869
                            investment primarily in equity securities of   million
                            Brazilian issuers.                             1.050% next
                                                                           $150 million
                                                                           1.000%
                                                                           thereafter

                                                                           Effective
                                                                           10/29/97:
                                                                           1.200% to $150
                                                                           million
                                                                           1.050% next
                                                                           $150 million
                                                                           1.000% next
                                                                           $200 million
                                                                           0.900%
                                                                           thereafter

                                                                           Administrator:
                                                                           Receives an
                                                                           annual fee of
                                                                           $50,000

----------------------------
*    Assets are shown as of a Fund's  most recent  fiscal year end unless  other indicated.


                                       7

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  The Korea Fund, Inc.      Long-term capital appreciation through         Advisor:         $661,690,073
                            investment primarily in equity securities of   1.150% to $50
                            Korean companies.                              million
                                                                           1.100% next $50
                                                                           million
                                                                           1.000% next
                                                                           $250 million
                                                                           0.950% next
                                                                           $400 million
                                                                           0.900%
                                                                           thereafter
                                                                           Sub-Advisor -
                                                                           Daewoo:
                                                                           Paid by
                                                                           Advisor.
                                                                           0.2875% to $50
                                                                           million
                                                                           0.275% next $50
                                                                           million
                                                                           0.250% next
                                                                           $250 million
                                                                           0.2375% next
                                                                           $400 million
                                                                           0.225%
                                                                           thereafter

  The Latin America Dollar  High level of current income and,              1.200% of net    $94,748,606
  Income Fund, Inc.         secondarily, capital appreciation through      assets
                            investment principally in dollar-denominated
                            Latin American debt instruments.

  Montgomery Street Income  High level of current income consistent with   0.500% to $150   $198,465,822
  Securities, Inc.          prudent investment risks through a             million
                            diversified portfolio primarily of debt        0.450% next $50
                            securities.                                    million
                                                                           0.400%
                                                                           thereafter

  Scudder New Asia Fund,    Long-term capital appreciation through         1.250% to $75    $133,363,686
  Inc.                      investment primarily in equity securities of   million
                            Asian companies.                               1.150% next
                                                                           $125 million
                                                                           1.100%
                                                                           thereafter

  Scudder New Europe Fund,  Long-term capital appreciation through         1.250% to $75    $266,418,730
  Inc.                      investment primarily in equity securities of   million
                            companies traded on smaller or emerging        1.150% next
                            European markets and companies that are        $125 million
                            viewed as likely to benefit from changes and   1.100%
                            developments throughout Europe.                thereafter

  Scudder Spain and         Long-term capital appreciation through         Advisor:         $75,127,194
  Portugal Fund, Inc.       investment primarily in equity securities of   1.000% of net
                            Spanish & Portuguese issuers                   assets
                                                                           Administrator:
                                                                           0.200% of net
                                                                           assets

-----------------------------
*    Assets are shown as of a Fund's  most recent  fiscal year end unless  other indicated.

                                       8

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*


  Scudder World Income      High income and, consistent therewith,         1.200% of net    $54,488,637
  Opportunities Fund, Inc.  capital appreciation.                          assets

Insurance Products
  Balanced Portfolio        Balance of growth and income consistent with   0.475% of net    $88,342,837
                            long-term preservation of capital through a    assets
                            diversified portfolio of equity and fixed
                            income securities.

  Bond Portfolio            High level of income consistent with a high    0.475% of net    $65,769,421
                            quality portfolio of debt securities.          assets

  Capital Growth Portfolio  Long-term capital growth from a portfolio      0.475% to $500   $440,481,308
                            consisting primarily of equity securities.     million
                                                                           0.450%
                                                                           thereafter

  Global Discovery          Above-average capital appreciation over the    0.975% of net    $16,757,264
  Portfolio                 long-term by investing primarily in the        assets+
                            equity securities of small companies located
                            throughout the world.

  Growth and Income         Long-term growth of capital, current income    0.475% of net    $91,091,547
  Portfolio                 and growth of income.                          assets

  International Portfolio   Long-term growth of capital primarily          0.875% to $500   $726,038,527
                            through diversified holdings of marketable     million
                            foreign equity investments.                    0.775%
                                                                           thereafter

  Money Market Portfolio    Stability of capital and current income from   0.370% of net    $97,785,626
                            a portfolio of money market instruments        assets

AARP Funds
  AARP High Quality Money   Current income and liquidity, consistent       0.350% to $2     $412,126,193
  Fund                      with maintaining stability and safety of       billion
                            principal, through investment in high          0.330% next $2
                            quality securities.                            billion
                                                                           0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.100% of net
                                                                           assets

------------------------------------------
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.

                                       9

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  AARP Balanced Stock and   Long-term growth of capital and income,        0.350% to $2     $403,179,939
  Bond Fund                 consistent with a stable share price,          billion
                            through investment in a combination of         0.330% next $2
                            stocks, bonds and cash reserves.               billion
                                                                           0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.190% of net
                                                                           assets

  AARP Capital Growth Fund  Long-term capital growth, consistent with a    0.350% to $2     $826,136,713
                            share price more stable than other capital     billion
                            growth funds, through investment primarily     0.330% next $2
                            in common stocks and securities convertible    billion
                            into common stocks.                            0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.320% of net
                                                                           assets

  AARP Global Growth Fund   Long-term growth of capital, consistent with   0.350% to $2     $77,651,978
                            a share price more stable than other global    billion
                            equity funds, through investment primarily     0.330% next $2
                            in a diversified portfolio of equity           billion
                            securities of corporations worldwide.          0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.550% of net
                                                                           assets


---------------------------------------
+    Subject to waivers and/or expense limitations.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.
                                       10


  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  AARP Growth and Income    Long-term growth of capital and income,        0.350% to $2     $4,218,983,398
  Fund                      consistent with a stable share price,          billion
                            through investment primarily in common         0.330% next $2
                            stocks and securities convertible into         billion
                            common stocks.                                 0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.190% of net
                                                                           assets

  AARP International Stock  Long-term growth of capital, consistent with   0.350% to $2     $12,699,109***
  Fund                      a share price more stable than other           billion
                            international equity funds, through            0.330% next $2
                            investment primarily in a diversified          billion
                            portfolio of foreign equity securities.        0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.600% of net
                                                                           assets

  AARP Small Company Stock  Long-term growth of capital, consistent with   0.350% to $2     $25,425,137***
  Fund                      a share price more stable than other small     billion
                            company stock funds, through investment        0.330% next $2
                            primarily in stocks of small U.S. companies.   billion
                                                                           0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.550% of net
                                                                           assets
---------------------------
+    Subject to waivers and/or expense limitations.
**   Assets as of 6/30/97.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.
                                      11

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  AARP U.S. Stock Index     Long-term capital growth and income,           0.350% to $2     $23,917,674***
  Fund                      consistent with greater share price            billion
                            stability than a S&P 500 index fund, by        0.330% next $2
                            taking an indexing approach to investing in    billion
                            common stocks, emphasizing higher dividend     0.300% next $2
                            stocks while maintaining investment            billion
                            characteristics otherwise similar to the S&P   0.280% next $2
                            500 index.                                     billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.000% of net
                                                                           assets


AARP Bond Fund for Income   High level of current income, consistent       0.350% to $2     $34,951,973***
                            with greater share price stability than a      billion
                            long term bond, through investment primarily   0.330% next $2
                            in investment-grade debt securities.           billion
                                                                           0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter+
                                                                           Individual Fund
                                                                           Fee
                                                                           0.280% of net
                                                                           assets

  AARP GNMA and U.S.        High level of current income, consistent       0.350% to $2     $4,904,439,844
  Treasury Fund             with greater share price stability than a      billion
                            long-term bond, through investment             0.330% next $2
                            principally in U.S. Government-guaranteed      billion
                            GNMA securities and U.S. Treasury              0.300% next $2
                            obligations.                                   billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.120% of net
                                                                           assets

---------------------------
+    Subject to waivers and/or expense limitations.
**   Assets as of 6/30/97.
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.


                                       12

  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  AARP High Quality Bond    High level of income, consistent with          0.350% to $2     $511,905,166
  Fund                      greater share price stability than a long-     billion
                            term bond, through investment primarily in a   0.330% next $2
                            portfolio of high quality securities           billion
                                                                           0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.190% of net
                                                                           assets

  AARP Diversified Growth   Long-term growth of capital through            There will be    $36,411,938***
  Portfolio                 investment primarily in AARP stock mutual      no fee as the
                            funds.                                         manager will
                                                                           receive a fee
                                                                           from the
                                                                           underlying
                                                                           funds.

  AARP Diversified Income   Current income with modest long-term           There will be    $34,230,023***
  Portfolio                 appreciation through investment primarily in   no fee as the
                            AARP bond mutual funds.                        manager will
                                                                           receive a fee
                                                                           from the
                                                                           underlying
                                                                           funds.

  AARP High Quality Tax     Current income exempt from federal income      0.350% to $2     $111,264,728
  Free Money Fund           taxes and liquidity, consistent with           billion
                            maintaining stability and safety of            0.330% next $2
                            principal, through investment in high-         billion
                            quality municipal securities.                  0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.100% of net
                                                                           assets


                                       13


  FUND                                       OBJECTIVE                     FEE RATE           ASSETS*

  AARP Insured Tax Free     High level of income free from federal         0.350% to $2     $1,755,412,222
  General Bond Fund         income taxes, consistent with greater share    billion
                            price stability than a long-term municipal     0.330% next $2
                            bond, through investment primarily in          billion
                            municipal securities covered by insurance.     0.300% next $2
                                                                           billion
                                                                           0.280% next $2
                                                                           billion
                                                                           0.260% next $3
                                                                           billion
                                                                           0.250% next $3
                                                                           billion
                                                                           0.240%
                                                                           thereafter
                                                                           Individual Fund
                                                                           Fee
                                                                           0.190% of net
                                                                           assets




---------------------------
*    Assets  are  shown as of a  Fund's  most  recent  fiscal  year  end  unless otherwise indicated.



                                    Exhibit C
                                    ---------

                  Form of Agreement and Plan of Reorganization

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 18th day of September, 1997, by and between Scudder International Fund, Inc. (the "Acquiring Company"), a Maryland Corporation with its principal place of business at 345 Park Avenue, New York, New York 10154, on behalf of Scudder International Fund (the "Acquiring Fund"), a separate series of the Acquiring Company, and Scudder Institutional Fund, Inc. (the "Acquired Company"), on behalf of Institutional International Equity Portfolio (the "Acquired Fund"), a separate series of the Acquired Company.

         This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the Barrett International Shares class (the "Barrett Shares class") of voting shares of common stock ($0.01 par value per share) of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of all of the identified and stated liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the purpose of the Reorganization is to combine the assets of the Acquiring Fund with those of the Acquired Fund in an attempt to achieve greater operating economies and increased portfolio diversification;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1. TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL OF THE IDENTIFIED AND STATED ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

         1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer to the Acquiring Fund all or substantially all of the Acquired Fund's assets as set forth in section 1.2, and the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund that number of full and fractional Barrett Shares class of Acquiring Fund Shares determined by dividing the value of the Acquired Fund's net assets, computed in the manner and as of the time and date set forth in section 2.1, by the net asset value of one Acquiring Fund Share of the then issued and outstanding class of the Acquiring Fund, computed in the manner and as of the time and date set forth in section 2.1; and (ii) to assume all of the identified and stated liabilities of the Acquired Fund, as set forth in section 1.3. Such transactions shall take place at the closing provided for in section 3.1 (the "Closing").

         1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund (collectively "Assets") shall consist of all assets, including, without limitation, all cash, cash equivalents, securities, commodities and futures interests and dividends or interest or other receivables that are owned by the Acquired Fund and any deferred or prepaid expenses shown on the unaudited statement of assets and liabilities of the Acquired Fund prepared as of the effective time of the closing (the "Effective Time Statement"), prepared in accordance with generally accepted accounting principles ("GAAP") applied consistently with those of the Acquired Fund's most recent audited balance sheet. The assets shall constitute at least 90% of the fair market value of the net assets, and at least 70% of the fair market value of the gross assets, held by Acquired Fund immediately before the Closing (including, for these purposes, amounts, if any, used by the Acquired Fund to pay its reorganization expenses, if any, retained by the Acquired Fund to pay its liabilities, and all redemptions and distributions (except for redemptions and distributions occurring in the ordinary course of the Acquired Fund's business as a series of an open-end investment company, as required by Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), and not in connection with the Reorganization) made by the Acquiring Fund immediately prior to the Reorganization).

         1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date as defined in section 3.1. The Acquiring Fund shall assume all of the identified and stated liabilities, expenses, costs, charges and reserves (including,without limitation, expenses incurred in the ordinary course of business of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares reflected in the Effective Time Statement).

         1.4 On or as soon as practicable prior to the Closing Date as defined in section 3.1, the Acquired Fund will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed all of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, that has accrued through the Closing Date.

         1.5 Immediately after the transfer of assets provided for in section
1.1 (the "Liquidation Time"), the Acquired Fund will distribute to the Acquired Fund's shareholders of record, determined as of the Valuation Time (the "Acquired Fund Shareholders"), on a pro rata basis, the Barrett Shares class of

Acquiring Fund Shares received by the Acquired Fund pursuant to section 1.1 and will completely liquidate. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Barrett Shares class of Acquiring Fund Shares to be so credited to Barrett Shares class Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholders as of the Valuation Time. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although share certificates representing interests in shares of the Acquired Fund will represent a number of Barrett Shares class of Acquiring Fund Shares after the Closing Date as determined in accordance with section 2.2. The Acquiring Fund will not issue certificates representing Barrett Shares class of Acquiring Fund Shares in connection with such exchange.

         1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's then-current prospectus and statement of additional information.

         As soon as is reasonably practicable after the Liquidation Time, but not until the earlier of (i) payment by Acquiring Fund of all assumed liabilities or (ii) 90 days after the Closing Date, Acquired Fund shall be dissolved under Maryland law and deregistered under the 1940 Act. The Acquired Fund shall not conduct any business on and after the Closing Date except in connection with its liquidation, dissolution and deregistration.

         1.7 Any reporting responsibility of the Acquired Fund including, without limitation, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commission, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

         1.8 All books and records of the Acquired Fund, including all books and records required to be maintained under the 1940 Act and the rules and regulations thereunder, shall be available to the Acquiring Fund from and after the Closing Date and shall be turned over to the Acquiring Fund on or prior to liquidation of Acquired Fund/ as soon as practicable following the Closing Date. All such books and records shall be available to Acquired Fund thereafter until Acquired Fund is dissolved and deregistered.

2.       VALUATION

         2.1 The value of the Assets shall be computed as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date, as defined in Section 3.1 (such time and date being hereinafter called the "Valuation Time") after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures set forth in the Acquiring Fund's Charter, as amended, and then-current prospectus or statement of additional information.

         2.2 The number of shares of the Barrett Shares class of the Acquiring Fund to be issued (including fractional shares, if any) in exchange for the Assets shall be determined by dividing the value of the Assets with respect to shares of the Acquired Fund, determined in accordance with section 2.1, by the net asset value of one Acquiring Fund Share of the then issued and outstanding class of the Acquiring Fund a determined in accordance with section 2.1.

         2.3 All computations of value hereunder shall be made by or under the direction of each Fund's respective accounting agent, if applicable, in accordance with its regular practice and the requirements of the 1940 Act and shall be subject to confirmation by each Fund's respective independent accountants.


3.       CLOSING AND CLOSING DATE

         3.1 The Closing of the transactions contemplated by this Agreement shall be December 15, 1997, or such later date as the parties may agree in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously as of 4:00 P.M., Eastern time, on the Closing Date, unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dechert Price & Rhoads, Ten Post Office Square, Boston, MA 02109 or at such other place and time as the parties may agree.

         3.2 The Acquired Fund shall deliver to the Acquiring Fund on the Closing Date a schedule of assets.

         3.3 Brown Brothers Harriman & Co., as custodian for the Acquired Fund, shall (a) deliver at the Closing a certificate of an authorized officer stating that the Assets shall have been delivered in proper form to Brown Brothers

Harriman & Co., custodian for the Acquiring Fund, prior to or on the Closing Date and (b) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made. Acquired Fund's portfolio securities represented by a certificate or other written instrument shall be presented by Custodian for Acquired Fund to Custodian for Acquiring Fund for examination no later than five business days preceding the Closing Date and transferred and delivered by the Acquired Fund as of the Closing Date by the Acquired Fund for the account of Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. Acquired Fund's portfolio securities and instruments deposited with a securities depository, as defined in Rule 17f-4 under the 1940 Act, shall be delivered as of the Closing Date by book entry in accordance with the customary practices of such depositories and Custodian for Acquiring Fund. The cash to be transferred by the Acquired Fund shall be delivered by wire transfer of federal funds on the Closing Date.

         3.4 The Transfer Agent, on behalf of the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

         3.5 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the Board of Directors of the Acquiring Company and Board of Directors of the Acquired Company, accurate appraisal of the value of the net assets with respect to the Barrett Shares class or any other class of shares of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

4.       REPRESENTATIONS AND WARRANTIES

         4.1 The Acquired Company, on behalf of the Acquired Fund, represents and warrants to the Acquiring Fund as follows:

         (a) The Acquired Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with power under the Company's charter to own all of its properties and assets and to carry on its business as it is now being conducted;

         (b) The Acquired Company is registered with the Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and such registration is in full force and effect;

         (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated herein, except such as have been obtained under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1940 Act and such as may be required by state securities laws;

         (d) Other than with respect to contracts entered into in connection with the portfolio management of the Acquired Fund which shall terminate on or prior to the Closing Date, the Acquired Company is not, and the execution, delivery and performance of this Agreement by the Company will not result, in violation of Maryland law or of the Company's charter, or By-Laws, or of any material agreement, indenture, instrument, contract, lease or other undertaking known to counsel to which the Acquired Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Acquired Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquired Fund is a party or by which it is bound;

         (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any properties or assets held by it. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (f) The Statements of Assets and Liabilities, Operations, and Changes in Net Assets, the Financial Highlights, and the Investment Portfolio of the Acquired Fund at and for the fiscal year ended December 31, 1996, have been audited by Price Waterhouse L.L.P., independent certified public accountants, and are in accordance with GAAP consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) present fairly, in all material respects, the financial position of the Acquired Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

         (g) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred except as otherwise disclosed to and accepted in writing by the Acquiring Fund. For purposes of this subsection (g), a decline in net asset value per share of the Acquired Fund due to declines in market values of securities in the Acquired Fund's portfolio, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute a material adverse change;

         (h) At the date hereof and at the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates (including any extensions) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

         (i) For each taxable year of its operation (including the taxable year ending on the Closing Date), the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will have distributed all of its investment company taxable income and net capital gain (as defined in the Code) that has accrued through the Closing Date;

         (j) All issued and outstanding shares of the Acquired Fund (i) have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration or qualification requirements of the 1933 Act and state securities laws, (ii) are, and on the

Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, and (iii) will be held at the time of the Closing by the persons and in the amounts set forth in the records of the Transfer Agent, as provided in section 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares;

         (k) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to section 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder free of any liens or other encumbrances, except those liens or encumbrances as to which the Acquiring Fund has received notice at or prior to the Closing, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, except those restrictions as to which the Acquiring Fund has received notice and necessary documentation at or prior to the Closing;

         (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Directors of the Acquired Company, and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Acquired Company, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

         (m) The information to be furnished by the Acquired Fund for use in applications for orders, registration statements or proxy materials or for use in any other document filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

         (n) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading; and

         (o) The proxy statement of the Acquired Fund to be included in the Registration Statement referred to in section 5.7 (the "Proxy Statement"), insofar as it relates to the Acquired Fund, will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading; provided, however, that the representations and warranties in this section shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information that was furnished or should have been furnished by the Acquiring Fund for use therein.

         4.2 The Acquiring Company, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund as follows:

         (a) The Acquiring Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with power under the Company's charter, to own all of its properties and assets and to carry on its business as it is now being conducted;

         (b) The Acquiring Company is registered with the Commission as an open-end management investment company under the 1940 Act, and such registration is in full force and effect;

         (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required by state securities laws;

         (d) The Acquiring Company is not, and the execution, delivery and performance of this Agreement by the Company will not result, in violation of Maryland law or of the Company's charter, or By-Laws, or of any material agreement, indenture, instrument, contract, lease or other undertaking known to counsel to which the Acquiring Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Acquiring Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquiring Fund is a party or by which it is bound;

         (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any properties or assets held by it. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (f) The Statements of Assets and Liabilities, Operations, and Changes in Net Assets, the Financial Highlights, and the Investment Portfolio of the Acquiring Fund at and for the fiscal year ended March 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and are in accordance with GAAP consistently applied, and such statements ( copies of which have been furnished to the Acquired Fund) present fairly, in all material respects, the financial position of the Acquiring Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquiring Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

         (g) Since March 31, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred except as otherwise disclosed to and accepted in writing by the Acquired Fund. For purposes of this subsection
(g), a decline in net asset value per share of the Acquiring Fund due to declines in market values of securities in the Acquiring Fund's portfolio, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders shall not constitute a material adverse change;

         (h) At the date hereof and at the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such dates (including any extensions) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

         (i) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will do so for the taxable year including the Closing Date;

         (j) All issued and outstanding shares of the Acquiring Fund (i) have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration or qualification requirements of the 1933 Act and state securities laws and (ii) are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund shares, nor is there outstanding any security convertible into any of the Acquiring Fund shares;

         (k) The Barrett Shares class of Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued and outstanding Acquiring Fund Shares, and will be fully paid and non-assessable;

         (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets, free of any liens or other encumbrances, except those liens or encumbrances as to which the Acquired Fund has received notice at or prior to the Closing;

         (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Directors of the Acquiring Company and this Agreement will constitute a valid and binding obligation of the Company, on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

         (n) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements or proxy materials or for use in any other document filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

         (o) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

         (p) The Proxy Statement to be included in the Registration Statement, only insofar as it relates to the Acquiring Fund, will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; provided, however, that the representations and warranties in this section shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information that was furnished or should have been furnished by the Acquired Fund for use therein; and

         (q) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities laws as may be necessary in order to continue its operations after the Closing Date.


5.       COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         5.1 The Acquiring Fund and the Acquired Fund each covenants to operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that (a) such ordinary course of business will include
(i) the declaration and payment of customary dividends and other distributions,
(ii) such changes as are contemplated by the Funds' normal operations, and (iii) in the case of the Acquired Fund, preparing for its liquidation, dissolution and deregistration and (b) each Fund shall retain exclusive control of the composition of its portfolio until the Closing Date.

         5.2 Upon reasonable notice, the Acquiring Fund's officers and agents shall have reasonable access to the Acquired Fund's books and records necessary to maintain current knowledge of the Acquired Fund and to ensure that the representations and warranties made by the Acquired Fund are accurate.

         5.3 The Acquired Fund covenants to call a meeting of the Acquired Fund Shareholders entitled to vote thereon to consider and act upon this Agreement and to take all other reasonable action necessary to obtain approval of the transactions contemplated herein. Such meeting shall be scheduled for no later than November 15, 1997.

         5.4 The Acquired Fund covenants that shares of the Barrett Shares class of Acquiring Fund to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.5 The Acquired Fund covenants that it will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares and will provide the Acquiring Fund with a list of affiliates of the Acquired Fund.

         5.6 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper, and/or advisable to consummate and make effective the transactions contemplated by this Agreement.

         5.7 Each Fund covenants to prepare the Registration Statement on Form N-14 (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein. The Acquiring Fund will file the Registration Statement, including the Proxy Statement, with the Commission. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the Proxy Statement referred to in section 4.1(o), all to be included in the Registration Statement, in compliance in all material respects with the 1933 Act, the 1934 Act and the 1940 Act.

         5.8 The Acquired Fund covenants that it will, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund's title to and possession of all the assets and otherwise to carry out the intent and purpose of this Agreement.

         5.9 The Acquiring Fund covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and 1940 Act, and such of the state securities laws as it deems appropriate in order to continue its operations after the Closing Date and to consummate the transactions contemplated herein; provided, however, that the Acquiring Fund may take such actions it reasonably deems advisable after the Closing Date as circumstances change.

         5.10 The Acquiring Fund covenants that it will, from time to time, as and when reasonably requested by the Acquired Fund, execute and deliver or cause to be executed and delivered all such assignments, assumption agreements, releases, and other instruments, and will take or cause to be taken such further action, as the Acquired Fund may reasonably deem necessary or desirable in order to (i) vest and confirm to the Acquired Fund title to and possession of all Acquiring Fund shares to be transferred to Acquired Fund pursuant to this Agreement and (ii) assume the assumed liabilities from the Acquired Fund.

         5.11 As soon as reasonably practicable after the Closing, the Acquired Fund shall make a liquidating distribution to its shareholders consisting of the Barrett Shares class of Acquiring Fund Shares received at the Closing.

         5.12 The Acquiring Fund and the Acquired Fund shall each use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Agreement as promptly as practicable.

6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

         The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations and warranties of the Acquiring Company, with respect to the Acquiring Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date; and there shall be (i) no pending or threatened litigation brought by any person (other than Acquiring Fund, its adviser or any of their affiliates) against the Acquired Fund, the Acquiring Fund or their advisers, directors, trustees or officers arising out of this Agreement and (ii) no facts known to the Acquired Fund which the Acquired Fund reasonably believes might result in such litigation.

         6.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Company with respect to the Acquiring Fund made in this Agreement are true and correct on and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request;

         6.3 The Acquired Fund shall have received on the Closing Date an opinion of Dechert Price & Rhoads, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, to the effect that:

         (a) The Acquiring Company has been duly formed and is an existing corporation in good standing; (b) the Acquiring Fund has the power to carry on its business as presently conducted in accordance with the description thereof in the Trust's registration statement under the 1940 Act; (c) the Agreement has been duly authorized, executed and delivered by the Company, on behalf of the Acquiring Fund, and constitutes a valid and legally binding obligation of the Company, on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for Barrett Shares class shares of the Acquiring Fund pursuant to the Agreement will not, violate the Company's charter, or By-laws; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquiring Fund under the Federal laws of the United States or the laws of the State of Maryland for the exchange of the Acquired Fund's assets for Barrett Shares class shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and

         6.4 The Acquiring Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquiring Fund on or before the Closing Date.

         6.5 The Board of Directors of Acquiring Fund shall have approved the establishment of a new class of shares of Acquiring Fund to be known as "Barrett International Shares" or "Barrett Shares" and such class of shares shall be duly organized and validly existing under the laws of the State of Maryland on or before the Closing Date.

         6.6 The Registration Statement on Form N-1A covering such Barrett Shares class of Acquiring Fund shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the Acquiring Fund, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

         7.1 All representations and warranties of the Acquired Company, with respect to the Acquired Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date; and there shall be (i) no pending or threatened litigation brought by any person (other than Acquired Fund, its adviser or any of their affiliates) against the Acquiring Fund, the Acquired Fund or their advisers, directors, trustees or officers arising out of this Agreement and (ii) no facts known to the Acquiring Fund which the Acquiring Fund reasonably believes might result in such litigation.

         7.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities as of the Closing Date, certified by the Treasurer of the Acquired Fund;

         7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Company with respect to the Acquired Fund made in this Agreement are true and correct on and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request;

         7.4 The Acquiring Fund shall have received on the Closing Date an opinion of Dechert Price & Rhoads, in a form reasonably satisfactory to the Acquiring Fund, and dated as of the Closing Date, to the effect that:

         (a) The Acquired Company has been duly formed and is an existing corporation in good standing; (b) the Acquired Fund has the corporate power to carry on its business as presently conducted in accordance with the description thereof in the Company's registration statement under the 1940 Act; (c) the Agreement has been duly authorized, executed and delivered by the Company, on behalf of the Acquired Fund, and constitutes a valid and legally binding obligation of the Company, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for Barrett Shares class shares of the Acquiring Fund pursuant to the Agreement will not, violate the Company's charter or By-laws; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquired Fund under the Federal laws of the United States or the laws of the State of Maryland for the exchange of the Acquired Fund's assets for Barrett Shares class shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and

         7.5 The Acquired Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquired Fund on or before the Closing Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         If any of the conditions set forth below have not been met on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Company's charter, and By-Laws, applicable Maryland law and the 1940 Act, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this section 8.1;

         8.2 On the Closing Date, no action, suit or other proceeding shall be pending or to its knowledge threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain material damages or other relief in connection with, this Agreement or the transactions contemplated herein;

         8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the

Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

         8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act; and

         8.5 The parties shall have received an opinion of Dechert Price & Rhoads addressed to each Company substantially to the effect that, based upon certain facts, assumptions and representations, the transaction contemplated by this Agreement constitutes a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of each Company. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condition set forth in this section 8.5.


9.       INDEMNIFICATION

         9.1 The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund and each of the Acquired Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Acquired Fund or any of its directors or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

         9.2 The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund and each of the Acquiring Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Acquiring Fund or any of its directors or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10.      FEES AND EXPENSES

         10.1 The Acquiring Company, on behalf of the Acquiring Fund, and the Acquired Company, on behalf of the Acquired Fund, represents and warrants to the other that it has no obligations to pay any brokers or finders fees in connection with the transactions provided for herein.

         10.2 Expenses relating to the transactions provided for herein shall be borne by Scudder, Stevens and Clark, Inc., investment adviser to each of the Acquired Fund and the Acquiring Fund. Any such expenses borne by Scudder, Stevens & Clark, Inc. will be solely and directly related to the reorganization contemplated by this Agreement, within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.


11.      ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         11.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         11.2 Except as specified in the next sentence set forth in this section 11.2, the representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing and the obligations of each of the Acquired Fund and Acquired Fund in Sections 9.1 and 9.2 shall survive the Closing.


12.      TERMINATION

         This Agreement may be terminated and the transactions contemplated hereby may be abandoned by either party by (i) mutual agreement of the parties, or (ii) by either party if the Closing shall not have occurred on or before December 15, 1997, unless such date is extended by mutual agreement of the parties, or (iii) by either party if the other party shall have materially breached its obligations under this Agreement or made a material and intentional misrepresentation herein or in connection herewith. In the event of any such termination, this Agreement shall become void and there shall be no liability hereunder on the part of any party or their respective directors/trustees or officers, except for any such material breach or intentional misrepresentation, as to each of which all remedies at law or in equity of the party adversely affected shall survive.

13.      AMENDMENTS

         This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the shares of the Barrett Shares class of Acquiring Fund to be issued to the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.


14.      NOTICES

         Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered by hand (including by Federal Express or similar express courier) or transmitted by facsimile or three days after being mailed by prepaid registered or certified mail, return receipt requested, addressed to the Acquired Fund, 345 Park Avenue, New York, New York 10154 with a copy to Dechert Price & Rhoads, Ten Post Office Square, Boston, MA 02109, Attention: Sheldon A. Jones, Esq., or to the Acquiring Fund, 345 Park Avenue, New York, New York 10154, with a copy to Dechert Price & Rhoads, Ten Post Office Square, Boston, MA 02109, Attention: Sheldon A. Jones, Esq., or to any other address that the Acquired Fund or the Acquiring Fund shall have last designated by notice to the other party.


15.      HEADINGS; COUNTERPARTS; ASSIGNMENT; LIMITATION OF LIABILITY

         15.1 The Article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         15.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and the shareholders of the Acquiring Fund and the Acquired Fund and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         15.4 No series of the Corporation other than the Acquiring Fund and the Acquired Fund shall be responsible for the obligations of the Corporation hereunder, and all persons shall look only to the respective assets of each of the Acquiring Fund and the Acquired Fund to satisfy the obligations of the Corporation hereunder.

         15.5 This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to its principles of conflicts of laws.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

Attest:__________________           Scudder International Fund, Inc.
                                    on behalf of Scudder International Fund


                         ______________________________

                         By:___________________________

                         Its:__________________________


Attest:__________________           Scudder Institutional Fund, Inc.
                                    on behalf of Institutional International
                                    Equity Portfolio



                         By:___________________________

                        Its:____________________________

                                     PART B


                        SCUDDER INTERNATIONAL FUND, INC.

       _________________________________________________________________

                       Statement of Additional Information
                               September __, 1997
       _________________________________________________________________


Acquisition of the Assets of     By and in Exchange for Shares
Institutional International      of Scudder International Fund
Equity Portfolio (a Series of    (a Series of Scudder
Scudder Institutional Fund,      International Fund, Inc.)
Inc.)                            345 Park Avenue
345 Park Avenue New York, New    New York, New York 10154
York 10154

This Statement of Additional Information is available to the Stockholders of Institutional International Equity Portfolio ("International Equity Portfolio") in connection with a proposed transaction whereby Scudder International Fund, a series of Scudder International Fund, Inc., ("International Fund") will acquire all or substantially all of the assets of International Equity Portfolio, a series of Scudder Institutional Fund, Inc., and certain liabilities, in exchange for shares of International Fund.

This Statement of Additional Information of Scudder International Fund, Inc. consists of this cover page and the following documents, each of which was filed electronically with the Registrant's Registration Statement on Form N-14 on August 26, 1997 and is incorporated by reference herein:

(1) The Statement of Additional Information of International Fund dated August 1, 1997, containing financial statements of the Fund for the year ended March 31, 1997;

(2) Financial statements and report of independent accountants included in the December 31, 1996 Annual Report of International Equity Portfolio;

(3) Financial statements included in the June 30, 1996 Semi- Annual Report of International Equity Portfolio.

This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated September __, 1997 relating to the reorganization of International Equity Portfolio may be obtained by writing the Institutional International Equity Portfolio at 345 Park Avenue, New York, NY 10154 or by calling Scudder Investor Services at (800) 854-8525. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement.

                             PART C

                        OTHER INFORMATION


Item 15.  Indemnification
--------  ---------------

          A policy of insurance covering Scudder, Stevens & Clark, Inc., its affiliates including Scudder Investor Services, Inc., and all of the registered investment companies advised by Scudder, Stevens & Clark, Inc. insures the Registrant's directors and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties.

          Article Tenth of the Registrant's Articles of
          Incorporation states as follows:

          TENTH:  Liability and Indemnification
          ------  -----------------------------

               To the fullest extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for damages. The limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation, whether or not such person is a director or officer at the time of any proceeding in which liability is asserted. No amendment to these Articles of Amendment and Restatement or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

               The Corporation, including its successors and assigns, shall indemnify its directors and officers and make advance payment of related expenses to the fullest extent permitted, and in accordance with the procedures required by Maryland law, including Section 2-418 of the Maryland General Corporation law, as may be amended from time to time, and the Investment Company Act of 1940. They By-Laws may provide that the Corporation shall indemnify its employees and/or agents in any manner and within such limits as permitted by applicable law. Such indemnification shall be in addition to any other right or claim to which any director, officer, employee or agent may otherwise be entitled.

               The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Corporation would have had the power to indemnify against such liability.

               The rights provided to any person by this Article shall be enforceable against the Corporation by such person who shall be presumed to have relied upon such rights in serving or continuing to serve in the capacities indicated herein. No amendment of these Articles of Amendment and Restatement shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

               Nothing in these Articles of Amendment and Restatement shall be deemed to (i) require a waiver of compliance with any provision of the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, or of any valid rule, regulation or order of the Securities and Exchange Commission under those Acts or (ii) protect any director or officer of the Corporation against any liability to the Corporation or its stockholder to which he would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of his or her duties or by reason of his or her reckless disregard of his or her obligations and duties hereunder.

          Article V of Registrant's Amended and Restated By-Laws states as follows:

                  INDEMNIFICATION AND INSURANCE
                  -----------------------------


          Section 1. Indemnification of directors and officers. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the corporation, or is or was serving while a director or officer of the corporation at the request of the corporation as a director, officer, partner, trustee, employee, agent or fiduciary or another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys' fees) actually incurred by such person in connection with such action, suit or proceeding to the fullest extent permissible under the maryland general corporation law, the securities act of 1933 and the 1940 act, as such statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct").

          Section 2. Advances. Any current or former director or officer of the corporation claiming indemnification within the scope of this article v shall be entitled to advances from the corporation for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the fullest extent permissible under the maryland general corporation law, the securities act of 1933 and the 1940 act, as such statutes are now or hereafter in force; provided however, that the person seeking indemnification shall provide to the corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met and a written undertaking by or on behalf of the director to repay any such advance if it is ultimately determined that he is not entitled to indemnification, and provided further that at least one of the following additional conditions is met: (1) the person seeking indemnification shall provide a security in form and amount acceptable to the corporation for his undertaking;
          (2) the corporation is insured against losses arising by reason of the advance; or (3) a majority of a quorum of directors of the corporation who are neither "interested persons" as defined in section 2(a)(19) of the 1940 act, as amended, nor parties to the proceeding ("disinterested non-party directors") or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

          Section 3. Procedure. At the request of any current or former director or officer, or any employee or agent whom the corporation proposes to indemnify, the board of directors shall determine, or cause to be determined, in a manner consistent with the maryland general corporation law, the securities act of 1933 and the 1940 act, as such statutes are now or hereafter in force, whether the standards required by this article v have been met; provided, however, that indemnification shall be made only following: (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct; or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (a) the vote of the majority of a quorum of disinterested non-party directors or (b) an independent legal counsel in a written opinion.

          Section 4. Indemnification of employees and agents. Employees and agents who are not officers or directors of the corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this article v to the extent permissible under the maryland general corporation law, the securities act of 1933 and the 1940 act, as such statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the board of directors or by contract.

          Section 5. Other rights. The indemnification provided by this article v shall not be deemed exclusive of any other right, in respect of indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to action by a director or officer of the corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

          Section 6. Constituent, resulting or surviving corporations. For the purposes of this article v, references to the "corporation" shall include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of a constituent corporation or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under this article v with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

          The application of the foregoing provisions is limited by the following undertaking set forth in the rules promulgated by the securities and exchange commission:

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.


Item 16.       Exhibits

               1. (a)Articles of Amendment and Restatement of the Registrant as of January 24, 1991. (Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (b)  Articles Supplementary dated September
                     17, 1992. (Incorporated by reference to
                     Exhibit 1(b) to Post-Effective Amendment
                     No. 56 to the Registration Statement.)

                     (c)  Articles Supplementary dated December
                     1, 1992. (Incorporated by reference to
                     Exhibit 1(c) to Post-Effective Amendment
                     No. 56 to the Registration Statement.)

                     (d)  Articles Supplementary dated August 3,
                     1994. (Incorporated by reference to Exhibit
                     1(d) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)  Articles Supplementary dated February
                     20, 1996. (Incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (f)  Articles Supplementary dated September
                     5, 1996.  (Incorporated by reference to
                     Exhibit 1(f) to Post-Effective Amendment
                     No. 56 to the Registration Statement.)

                     (g)  Articles Supplementary dated December
                     12, 1996. (Incorporated by reference to Post -Effective Amendment No. 56 to the
                     Registration Statement.)

                     (h)  Articles Supplementary dated March 3,
                     1997.  (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

               2.    (a) Amended and Restated By-Laws of the
                     Registrant dated March 4, 1991.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (b)  Amended and Restated By-Laws of the
                     Registrant dated September 20, 1991.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (c)  Amended and Restated By-Laws of the
                     Registrant dated December 12, 1991.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (d)  Amended and Restated By-Laws of the
                     Registrant dated September 4, 1996.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

               3.         Not Applicable.

               4.         Form of Agreement and Plan of
                     Reorganization is filed herewith;

               5.         Not Applicable.

               6.    (a)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder International Fund, and Scudder,
                     Stevens & Clark, Inc. dated December 14,
                     1990. (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (b)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder Latin America Fund, and Scudder,
                     Stevens & Clark, Inc. dated December 7,
                     1992. (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (c)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder Pacific Opportunities Fund, and
                     Scudder, Stevens & Clark, Inc. dated
                     December 7, 1992. (Incorporated by
                     reference to Post-Effective Amendment No.
                     56 to the Registration Statement.)

                     (d)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder Greater Europe Growth Fund, and
                     Scudder, Stevens & Clark, Inc. dated
                     October 10, 1994.  (Incorporated by
                     reference to Post-Effective Amendment No.
                     56 to the Registration Statement.)

                     (e)  Investment Management between the
                     Registrant on behalf of Scudder
                     International Fund, and Scudder, Stevens &
                     Clark, Inc. dated September 8, 1994.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (f)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder Emerging Markets Growth Fund and
                     Scudder, Stevens & Clark, Inc. dated May 8,
                     1996.  (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (g)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder International Growth and Income
                     Fund, and Scudder, Stevens & Clark, Inc.
                     dated June 10, 1997. (Incorporated by
                     reference to Post-Effective Amendment No.
                     56 to the Registration Statement.)

                     (h)  Investment Management Agreement
                     between the Registrant, on behalf of
                     Scudder International Fund, and Scudder,
                     Stevens & Clark, Inc. dated September 5,
                     1996.  (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

               7. (a) Underwriting Agreement between the Registrant and Scudder Investor Services, Inc., formerly Scudder Fund Distributors, Inc., dated July 15, 1985. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (b)  Underwriting Agreement between the
                     Registrant and Scudder Investor Services,
                     Inc. dated September 17, 1992.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

               8.         Not Applicable.

               9.    (a)(1)    Custodian Contract between the
                     Registrant and Brown Brothers Harriman &
                     Co. dated April 14, 1986. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (a)(2)    Custodian Contract between the
                     Registrant, on behalf of Scudder Latin
                     America Fund, and Brown Brothers Harriman &
                     Co. dated November 25, 1992. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (a)(3)    Custodian Contract between the
                     Registrant, on behalf of Scudder Pacific
                     Opportunities Fund, and Brown Brothers
                     Harriman & Co. dated November 25, 1992.

                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(4)    Custodian Contract between the
                     Registrant, on behalf of Scudder Greater
                     Europe Growth Fund, and Brown Brothers
                     Harriman & Co. dated October 10, 1994.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(5)    Fee schedule for Exhibit 9(a)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(6)    Revised fee schedule for Exhibit
                     9(a)(1).  (Incorporated by reference to
                     Post-Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(7)    Custodian Contract between the
                     Registrant and Brown Brothers Harriman &
                     Co. dated March 7, 1995. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (a)(8) Fee schedule for Exhibit 9(a)(7).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (b)(1) Master Subcustodian Agreement
                     between Brown Brothers Harriman & Co. and
                     Morgan Guaranty Trust Company of New York,
                     Tokyo office, dated November 8, 1976.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (b)(2) Fee schedule for Exhibit 9(b)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (c)(1) Master Subcustodian Agreement
                     between Brown Brothers Harriman & Co. and
                     Morgan Guaranty Trust Company of New York,
                     Brussels office, dated November 15, 1976.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (c)(2) Fee schedule for Exhibit 9(c)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (d)(1) Subcustodian Agreement between
                     Brown Brothers Harriman & Co. and The Bank of New York, London office, dated January 30, 1979. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (d)(2) Fee schedule for Exhibit 9(d)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (e)(1) Master Subcustodian Agreement
                     between Brown Brothers Harriman & Co. and
                     The Chase Manhattan Bank, N.A., Singapore office, dated June 9, 1980. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)(2) Fee schedule for Exhibit 9(e)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (f)(1) Master Subcustodian Agreement
                     between Brown Brothers Harriman & Co. and
                     The Chase Manhattan Bank, N.A., Hong Kong office, dated June 4, 1979. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (f)(2) Fee schedule for Exhibit 9(f)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (g)(1) Master Subcustodian Agreement
                     between Brown Brothers Harriman & Co. and
                     Citibank, N.A. New York office, dated July
                     16, 1981. (Incorporated by reference to
                     Post-Effective Amendment No. 56 to the
                     Registration Statement.)

                     (g)(2) Fee schedule for Exhibit 9(g)(1).
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

             10.     Not Applicable


             11.     Opinion and Consent of Ober, Kaler,
                     Grimes and Shriver dated September 24, 1997 filed herewith as exhibit 1.

             12. Opinion of Dechert Price & Rhoads filed herewith as exhibit 2.


             13.    (a)(1)    Transfer Agency and Service
                     Agreement between the Registrant and
                     Scudder Service Corporation dated October
                     2, 1989. (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(2)    Fee schedule for Exhibit
                     13(a)(1). (Incorporated by reference to
                     Post-Effective Amendment No. 56 to the
                     Registration Statement.)

                     (a)(3)    Service Agreement between
                     Copeland Associates, Inc. and Scudder
                     Service Corporation dated June 8, 1995.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (b)   Letter Agreement between the
                     Registrant and Cazenove, Inc. dated January
                     23, 1978, with respect to the pricing of securities. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (c)(1)    COMPASS Service Agreement between
                     the Registrant and Scudder Trust Company dated January 1, 1990. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (c)(2)    Fee schedule for Exhibit
                     (13)(c)(1). (Incorporated by reference to
                     Post-Effective Amendment No. 56 to the
                     Registration Statement.)

                     (c)(3)    COMPASS and TRAK 2000 Service
                     Agreement between the Registrant and
                     Scudder Trust Company dated October 1,
                     1995.
                     (Incorporated by reference to Exhibit
                     9(c)(3) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (d)(1)    Shareholder Services Agreement
                     between the Registrant and Charles Schwab &
                     Co., Inc. dated June 1, 1990. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (d)(2)    Administrative Services Agreement
                     between the Registrant and McGladrey &
                     Pullen, Inc. dated September 30, 1995.
                     (Incorporated by reference to Exhibit 9(d)(2) to Post-Effective Amendment No. 56 to the
                     Registration Statement.)

                     (e)(1)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder Greater Europe Growth Fund, and
                     Scudder Fund Accounting Corporation dated
                     October 10, 1994.
                     (Incorporated by reference to Post-
                     Effective Amendment No. 56 to the
                     Registration Statement.)

                     (e)(2)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder International Fund, and Scudder Fund Accounting Corporation dated April 12, 1995. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)(3)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder Latin America Fund dated May 17, 1995.
                     (Incorporated by reference to Exhibit
                     9(e)(3) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)(4)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder Pacific Opportunities Fund dated May 5, 1995.
                     (Incorporated by reference to Exhibit
                     9(e)(4) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)(5)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder Emerging Markets Growth Fund dated May 8, 1996.
                     (Incorporated by reference to Exhibit
                     9(e)(5) to Post-Effective Amendment No. 56 to the Registration Statement.)

                     (e)(6)    Fund Accounting Services
                     Agreement between the Registrant, on behalf of Scudder International Growth and Income Fund dated June 3, 1997. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

             14.    (a)  Consent of Coopers & Lybrand LLP filed
                     with the Registrant's Registration
                     Statement on Form N-14 on August 26, 1997 and incorporated by reference herein.

                    (b)  Consent of Price Waterhouse LLP filed
                     with the Registant's Registration Statement on Form N-14 on August 26, 1997 and incorporated by reference herein.

             15.         Not Applicable

             16.         Not Applicable

             17.         (a)  Copy of earlier declaration by
                     Scudder International Fund, Inc.
                     registering an indefinite amount of
                     securities pursuant to Rule 24f-2 under the Investment Company Act of 1940 filed herewith as exhibit 3.

                         (b)  Form of proxy card filed  herewith
                     as exhibit 4.


     Item 17.       Undertakings

          (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 22th day of September, 1997.

                              Scudder International Fund, Inc.


                              By: /s/ Thomas F. McDonough*
                                  ------------------------
                                    Thomas F. McDonough, Secretary

*By: /s/ Sheldon A. Jones
    ----------------------
     Sheldon A. Jones
     Attorney-in-fact

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.


      SIGNATURE                TITLE                   DATE
      ---------                -----                   ----

/s/Daniel Pierce        Chairman of the Board
----------------
Daniel Pierce               and Director        September 22, 1997

/s/Paul Bancroft III*         Director
----------------
Paul Bancroft III                               September 22, 1997

/s/Nicholas Bratt*            Director
----------------
Nicholas Bratt                                  September 22, 1997

/s/Thomas J. Devine*          Director
----------------
Thomas J. Devine                                September 22, 1997

/s/Keith R. Fox*              Director
----------------
Keith R. Fox                                    September 22, 1997

/s/William H.                 Director
Gleysteen, Jr.*                                 September 22, 1997
----------------
William H. Gleysteen,
Jr.

/s/David S. Lee*              Director
----------------
David S. Lee                                    September 22, 1997

/s/William H. Luers*          Director
----------------
William H. Luers                                September 22, 1997

/s/ Wilson Nolen*             Director
----------------
Wilson Nolen                                    September 22, 1997

----------------               Director
Kathryn L. Quirk

/s/ Dr. Gordon                Director
Shillinglaw*                                       September 22, 1997
----------------
Dr. Gordon
Shillinglaw

/s/ Pamela A. McGrath        (Principal Financial
----------------              and Accounting        September 22, 1997
Pamela A. McGrath            Officer) Treasurer



*By: /s/ Sheldon A. Jones               September 22, 1997
         ----------------
         Sheldon A. Jones
         Attorney-in-fact

*Executed pursuant to powers of attorney filed with the Registrant's Registration Statement on Form N-14 as filed with the Commission electronically on August 26, 1997.